Form 10-K, Exhibit 13
period 1993-12-31
JEFFERSON PILOT CORP
filed 1994-03-31
CIK 53347

JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES

                                                              EXHIBIT 13

                   INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
  and Stockholders
Jefferson-Pilot Corporation
Greensboro, North Carolina

     We have audited the accompanying consolidated balance sheets of Jefferson-Pilot Corporation and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jefferson-Pilot Corporation and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

     As disclosed in Note 9 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1993 by adopting Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". As disclosed in Note 10 to the consolidated financial statements, the Company changed its method of accounting for postretirement health care and life insurance benefits in 1993 by adopting Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions". As disclosed in Note 11 to the consolidated financial statements, the Company changed its method of reporting the effects of reinsurance contracts in 1993 by adopting Statement of Financial Accounting Standards No. 113 "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts".

                                               McGLADREY & PULLEN


Greensboro, North Carolina
February 4, 1994


                                F-28

                 JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED BALANCE SHEETS
       (Dollar Amounts in Thousands Except Per Share Information)


                                                         December 31,
             ASSETS                                    1993        1992

Cash and investments:
       Cash and cash equivalents                    $   31,563  $  155,669
       Short-term investments                            3,065      42,248
       Debt securities (Note 2)                      3,221,878   2,773,826
       Equity securities (Note 2)                      833,440     837,936
       Mortgage loans on real estate (Note 2)          583,645     560,985
       Policy loans                                    214,603     220,666
       Real estate, less accumulated depreciation
         1993 $21,018; 1992 $20,550 (Note 2)            30,959      28,830
       Other investments                                29,347      28,976

               Total cash and investments            4,948,500   4,649,136

Accrued investment income                               69,327      67,478

Accounts receivable and agents' balances                60,526      41,267

Due from reinsurers                                     25,793      21,009

Property and equipment, less accumulated
       depreciation 1993 $102,960; 1992 $91,295         98,434      92,649

Deferred policy acquisition costs, net
       of amortization (Note 3)                        277,731     260,162

Goodwill and other intangibles related to
       communications operations, net of
       accumulated amortization 1993 $14,244;
       1992 $12,992                                     39,128      28,445

Assets held in separate account                         84,225      67,088

Other assets                                            36,957      29,528


                                                    $5,640,621  $5,256,762


See Notes to Consolidated Financial Statements.









                                      F-29





                                                         December 31,
   LIABILITIES AND STOCKHOLDERS' EQUITY                1993        1992

Policy liabilities:
  Future policy benefits (Note 4)                   $1,378,793  $1,358,540
  Policyholder contract deposits (Note 4)            1,575,454   1,372,817
  Dividend accumulations and other
    policyholder funds on deposit                      177,199     173,761
  Policy and contract claims                           177,807     172,426
  Dividends for policyholders                           17,779      17,830
  Deferred revenue and premiums
    collected in advance                                21,680      21,280
  Casualty insurance unearned premiums
    and losses payable                                  62,793      59,792
  Other                                                 42,808      39,815

          Total policy liabilities                   3,454,313   3,216,261

Notes payable (Note 5)                                  39,700         -
Currently payable income taxes                          15,133      17,974
Deferred income tax liabilities (Note 9)               169,162     184,556
Accounts payable and accrued expenses                   40,767      37,456
Unearned investment income                               5,020       5,082
Obligation for postretirement benefits
    other than pensions (Note 10)                       36,127         -
Liabilities related to separate account                 84,225      67,088
Other liabilities                                       63,103      60,135

Total liabilities                                    3,907,550   3,588,552

Commitments and contingent liabilities
    (Notes 11 and 14)

Stockholders' equity (Notes 6, 7 and 8)
  Common stock, par value $1.25 per
  share, authorized 150,000,000 shares;
  issued 1993 49,464,495 shares;
  1992 50,438,907 shares                                61,831      63,049
Retained earnings                                    1,339,672   1,270,342
Net unrealized gains on equity securities,
  less deferred income taxes 1993 $176,202;
  1992 $170,853 (Note 2)                               331,568     334,819

                                                     1,733,071   1,668,210

                                                    $5,640,621  $5,256,762





                                      F-30

                 JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF INCOME
       (Dollar Amounts in Thousands Except Per Share Information)

                                                      Year Ended
                                                     December 31,
                                             1993       1992       1991
Revenue:
  Life premiums and other considerations  $  240,196 $  230,034 $  230,369
  Accident and health premiums               386,608    383,552    382,624
  Casualty and title premiums                 43,044     44,815     45,270

    Total premiums and other
      considerations                         669,848    658,401    658,263

  Net investment income (Note 2)             369,575    360,882    352,772
  Realized investment gains (Note 2)          56,947     48,170     33,963
  Communications operations                  144,961    129,734    125,045
  Other                                        5,293      5,142      3,433

                                           1,246,624  1,202,329  1,173,476
Benefits, claims and expenses:
  Life benefits and other credits to
    policyholders                            296,078    279,326    280,377
  Accident and health benefits               305,648    317,785    325,497
  Casualty and title claims                   28,093     30,025     36,657

    Total benefits and claims                629,819    627,136    642,531

  Insurance commissions                       62,247     56,589     57,237
  General and administrative                 124,592    126,294    124,470
  Insurance taxes, licenses and fees          25,404     24,660     24,351
  Net (deferral) of policy acquisition
    costs (Note 3)                           (17,569)   (11,536)   (12,214)
  Communications operations                  100,100     93,560     92,334

                                             924,593    916,703    928,709
    Income before income taxes and
      cumulative effect of change in
      accounting principle                   322,031    285,626    244,767

Income taxes (Note 9)                        102,750     82,388     69,080

    Income before cumulative effect
      of change in accounting principle      219,281    203,238    175,687

Cumulative effect of change in accounting
  principle on years prior to 1993, net
  of income tax benefit (Note 10)            (24,109)       -          -

    Net income                            $  195,172 $  203,238 $  175,687

Income per share (Note 6):
  Income before cumulative effect of
    change in accounting principle        $     4.36 $     3.99 $     3.42
  Cumulative effect of change in
    accounting principle                        (.48)       -          -

  Net income                              $     3.88 $     3.99 $     3.42

See Notes to Consolidated Financial Statements.
                                      F-31

             JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
      (Dollar Amounts in Thousands Except Per Share Information)

                                                       Net Unreal-
                                 Capital in            ized Gains    Total
                         Common  Excess of   Retained  on Equity  Stockholders'
                         Stock   Par Value   Earnings  Securities    Equity
Balance, December 31,
 1990, as previously
 reported               $ 43,154 $      -   $1,103,047 $  206,788 $   1,352,989
 Restatement resulting
  from change in
  accounting principle
  applicable to income
  taxes (Note 9)             -          -      (18,555)       -         (18,555)
Balance, December 31,
 1990, as restated      $ 43,154 $      -   $1,084,492 $  206,788 $   1,334,434
 Net income                  -          -      175,687        -         175,687
 Cash dividends
  $1.12 per share            -          -      (57,430)       -         (57,430)
 Common stock issued
  under stock option
  plan                       155      4,929        -          -           5,084
 Common stock reacquired    (566)    (4,929)   (12,203)       -         (17,698)
 Increase during year,
  net of deferred
  income tax effect          -          -          -      104,384       104,384
Balance, December 31,
 1991                   $ 42,743 $      -   $1,190,546 $  311,172 $   1,544,461
 Net income                  -          -      203,238        -         203,238
 Cash dividends $1.36
  per share                  -          -      (69,100)       -         (69,100)
 Common stock issued
  under stock option
  plan                        90      2,419        -          -           2,509
 Common stock reacquired  (1,161)    (2,419)   (32,890)       -         (36,470)
 Three-for-two stock
  split (Note 6)          21,377        -      (21,452)       -             (75)
 Increase during year,
  net of deferred
  income tax effect          -          -          -       23,647        23,647
Balance, December 31,
 1992                   $ 63,049 $      -   $1,270,342 $  334,819 $   1,668,210
 Net income                  -          -      195,172        -         195,172
 Cash dividends $1.56
  per share                  -          -      (78,125)       -         (78,125)
 Common stock issued
  under stock option
  plan                       137      2,982        -          -           3,119
 Common stock reacquired  (1,355)    (2,982)   (47,717)       -         (52,054)
 Decrease during year,
  net of deferred
  income tax effect          -          -          -       (3,251)       (3,251)

Balance, December 31,
 1993                   $ 61,831 $      -   $1,339,672 $  331,568 $   1,733,071

See Notes to Consolidated Financial Statements.
                                    F-32

                JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (Dollar Amounts in Thousands)

                                                          Year Ended
                                                          December 31,
                                                  1993       1992       1991

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                   $  195,172 $  203,238 $  175,687
  Adjustments to reconcile net income
    to net cash provided by operating
    activities:
    Change in policy liabilities other
      than policyholder contract
      deposits                                     35,415      1,944     18,750
    Amortization of deferred
      acquisition costs                            25,083     22,603     23,719
    Policy acquisition costs deferred             (42,652)   (34,138)   (35,933)
    Depreciation, including amounts
      related to real estate investments,
      and amortization of intangibles              16,929     14,846     16,290
    Change in accrued investment
      income, receivables and other
      assets                                      (45,063)    (6,485)   (11,284)
    Change in income taxes payable,
      accounts payable and accrued
      expenses, and other liabilities              11,788      5,698     21,156
     Cumulative effect of change in
      accounting principle, net of
      income tax benefit                           24,109        -          -
    Realized investment gains                     (56,947)   (48,170)   (33,963)
    Other                                          (3,668)    (3,639)     2,263

          Net cash provided by
             operating activities                 160,166    155,897    176,685

CASH FLOWS FROM INVESTING ACTIVITIES
  Bonds and other debt instruments
    sold, redeemed or matured                     940,345    375,378    266,150
  Bonds and other debt instruments
    purchased                                  (1,377,593)  (590,600)  (515,746)
  Preferred and common stocks sold                111,399     85,685     40,876
  Preferred and common stocks purchased           (65,246)   (37,897)   (26,319)
  Repayments of mortgage loans
    on real estate                                 63,399     35,334     36,726
  Mortgage loans on real estate                   (85,678)   (59,603)   (41,142)
  Reduction of policy loans, net                    6,063      7,279      3,838
  Real estate sold                                  2,265      4,374      3,560
  Additions to real estate and property
    and equipment                                 (26,244)    (7,384)    (8,892)
  Other investing activities, net                  31,741    (33,382)    13,059

          Net cash used in investing
            activities                         $ (399,549)$ (220,816)$ (227,890)

               JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (Dollar Amounts in Thousands)


                                                       Year Ended
                                                       December 31,
                                               1993       1992       1991

CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder contract deposits            $  290,243 $  254,145 $  251,055
  Withdrawals of policyholder
   contract deposits                           (87,606)   (86,294)   (84,179)
  Proceeds from short-term borrowings           39,700        -         -
  Cash dividends to stockholders               (78,125)   (69,100)   (57,430)
  Common stock reacquired                      (50,680)   (36,125)   (17,845)
  Common stock issued under stock
    option plan                                  1,745      1,268      1,054

      Net cash provided by
        financing activities                   115,277     63,894     92,655

      Net increase (decrease) in cash
        and cash equivalents                  (124,106)    (1,025)    41,450

Cash and cash equivalents:
  Beginning                                    155,669    156,694    115,244

  Ending                                    $   31,563 $  155,669 $  156,694

Supplemental cash flow information,
  cash paid during the year for
  income taxes                              $  114,000 $   95,000 $   70,000


See Notes to Consolidated Financial Statements.

            JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Nature of Operations and Significant Accounting Policies

           Nature of Operations

           The Company's most significant operations are in the life insurance industry. Other substantial business activities include property and casualty insurance, title insurance and communications opera-tions. Information about reportable business segments is presented in Note 13 to the consolidated financial statements.

           Principles of Consolidation

           The consolidated financial statements include the accounts of Jefferson-Pilot Corporation and all of its majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

           Basis of Presentation

           The accompanying financial statements have been prepared in accordance with generally accepted accounting principles. The insurance subsidiaries also submit financial reports to insurance industry regulatory authorities. Those financial reports are prepared on the basis of statutory accounting practices and are significantly different from financial statements prepared in accordance with generally accepted accounting principles.

           A comparison of statutory basis net income and equity capital of the principal life insurance subsidiary and the nonlife insurance subsidiaries in the aggregate to the amounts included in the consolidated financial statements is presented in Note 7.

           Cash and Cash Equivalents

           The Company includes with cash and cash equivalents its holdings of highly liquid investments which either mature within three months of the date of acquisition or contain an investor put option which can be exercised at par within 90-day intervals. The carrying amount of cash and cash equivalents approximates fair value due to their short-term availability or maturity. The Company routinely maintains cash deposits with financial institutions in amounts that exceed federally-insured limits, but has not experienced any loss of principal related to such deposits.

           Short-term Investments

           Short-term investments consist primarily of debt securities of certain states and political subdivisions, including special revenue obligations. Short-term investments are considered to be trading assets because the Company purchased the securities with the intention of selling them in the near future. The cost and market value of short-term investments are approximately equal.

       Investments

       Investments in debt securities include bonds, other debt instruments and redeemable preferred stocks. Debt securities are stated at aggregate amortized cost reduced by allowances for estimated declines in value that are considered to be other than temporary, which is less than the aggregate estimated fair value of the securities. The Company has generally applied a consistent practice of holding investments in debt securities until maturity. While ongoing monitoring and evaluation of individual issues in the portfolio and overall securities market conditions has, on occasion, resulted in sales of selected debt securities prior to maturity, such sales did not occur in 1992 or 1991. During 1993, sales of debt securities prior to maturity consisted primarily of selected issues for which calls or prepayments were expected to occur in the near future.

       The Company is engaged in a process that is expected to result in refinement of its investment strategies in response to a continuing increase in the proportion of interest-sensitive insurance products.
       As a part of that process, which is continuing into 1994, the Company expects that a significant portion of its debt securities portfolio will be designated as available for sale in response to its asset/ liability management strategies or other factors. If the designation of debt securities available for sale had been completed during 1993, the Company believes that the stated amount of those securities as of December 31, 1993 would have been unaffected.

       Equity securities held by insurance subsidiaries include non-redeemable preferred stocks and common stocks, which are stated at market. Equity securities held by other companies are stated at the lower of aggregate cost or aggregate market.

       Mortgage loans on real estate are stated at unpaid balances, net of allowances for unrecoverable amounts. Policy loans are stated at their unpaid balances. Real estate which was not acquired by foreclosure is stated at cost less accumulated depreciation. Real estate acquired by foreclosure is stated at the lower of depreciated cost or fair value minus estimated costs to sell. Other investments are stated at equity, or the lower of cost or market, as appropriate.

       Unrealized gains and losses on equity securities are included net of deferred income taxes in a separate stockholders' equity account. Realized gains and losses on disposal of investments, determined for debt and equity securities by the specific-identification method, are included in net income. Allowances for estimated decline in value that is other than temporary and for estimated unrecoverable amounts are also included in net income.

           Real estate is depreciated principally by the straight-line method over estimated useful lives which generally range from 30 to 40 years for buildings. Expenditures for betterments are capitalized and maintenance and repairs are charged to expense as incurred.

           Fair values of the Company's debt and equity securities have been determined using values supplied by independent pricing services. Prior to 1993, the valuation approach applied to debt securities for financial reporting purposes generally used amortized cost to approximate fair values of infrequently traded and private placement securities of high quality. The estimated fair values of debt securities held on December 31, 1992 are presented on a basis consistent with that applied in 1993.

           The fair value of the mortgage loan portfolio has been estimated by discounting expected future cash flows using the interest rate currently offered for such loans, which are substantially similar as to characteristics. The fair value of policy loans approximates carrying amount, since the average interest rate of the loans outstanding approximates the rate currently offered. The fair value of other investments in financial instruments approximates their carrying amounts.

           Property and Equipment

           Property and equipment are stated at cost and depreciated principally by the straight-line method over their estimated useful lives (generally 30 to 50 years for buildings and approximately 10 years for other property and equipment).

           Deferred Policy Acquisition Costs

           The costs of acquiring new business (principally commissions), certain costs of underwriting and issuing policies (including medical examinations and inspection reports) and certain agency office expenses, all of which vary with and are primarily related to the production of new business, have been deferred.

           For traditional life insurance policies, these costs are being amortized over the premium paying periods of the related contracts using the same assumptions about anticipated premium revenue that are used to compute liabilities for future policy benefits. For universal life and annuity products, these costs are amortized at a constant rate based on the present value of the estimated future gross profits to be realized over the terms of the contracts, not to exceed 25 years.

           Deferred policy acquisition costs are reviewed to determine that the unamortized portion does not exceed expected recoverable amounts.

           Goodwill and Other Intangibles

           Goodwill and other intangibles related to communications operations consist principally of the excess of cost over the value of identifiable net assets obtained in acquisitions of radio and television properties and electronic data services operations. Goodwill which arose in acquisitions completed after October 31, 1970 is being amortized on a straight-line basis over periods of 15 to 40 years.

           Separate Account

           The separate account represents funds for which investment income and investment gains and losses accrue directly to the policy-holders. The assets of the separate account are carried at market value and are not subject to any claims which may arise out of any other business of the Company.

           Recognition of Revenue

           Premiums on traditional life insurance products are reported as revenue when received unless received in advance of the due date. Benefits and expenses are provided against earned premium revenue in a manner which recognizes profits over the estimated lives of the insurance contracts.

           Premiums on accident and health insurance and casualty insurance are reported as earned, over the contract period. A reserve is provided for the portion of premiums written which relate to unexpired coverage terms.

           Revenue from universal life-type and annuity products consists of charges for the cost of insurance, for initiation and administration of the policy, and for surrender of the policy. Revenue from these products is recognized in the year assessed to the policyholder, except that any portion of an assessment which relates to services to be provided in future years is deferred and recognized over the period during which services are provided, based on the same assumptions and factors used to amortize deferred policy acquisition costs.

           Future Policy Benefits

           Liabilities for future policy benefits on traditional life and accident and health insurance are computed by the net level premium valuation method based on assumptions about future investment yield, mortality, morbidity and termination. Estimates about future circumstances are based principally on the Company's own historical experience and provide for possible unfavorable deviations.

           Policyholder Contract Deposits

           Policyholder contract deposits consist of policy values that accrue to holders of universal life-type and other interest-sensitive products. The liability is determined using the retrospective deposit method and does not include a provision for possible future assessments against policyholders.

           Annuity contracts issued by the Company do not generally have defined maturities. Fair values of the Company's liabilities under annuity contracts, the carrying amounts of which are included with policyholder contract deposits in the consolidated balance sheets, have been estimated to equal the cash surrender values of the underlying contracts as of the consolidated balance sheet dates. The estimated fair values of liabilities under supplementary contracts not involving life contingencies, which are included in the consolidated balance sheets with dividend accumulations and other policyholder funds on deposit, approximate carrying amount.

           Recognition of Benefits and Expenses

           Benefits and expenses, other than deferred policy acquisition costs, related to traditional life and accident and health insurance products are recognized when incurred in a manner designed to match them with related premiums and spread income recognition over expected policy lives. For universal life-type and annuity products, benefits include interest credited to policyholders' accounts, which is recognized as it accrues.

           Policy and Contract Claims

           The liability for policy and contract claims consists of the estimated amount payable for claims reported but not yet settled, claims incurred during the year but reported subsequent to the date of the consolidated balance sheet, and an estimate of claims incurred but not reported which is based on the Company's historical experience adjusted for trends and circumstances. Management believes that the recorded liability is sufficient to provide for the associated claims adjustment expenses.

           Casualty Insurance Losses Payable

           The liability for casualty insurance losses payable includes provisions for individual case estimates for reported losses, estimated amounts of unreported losses based on historical experience modified for current trends, and estimated expenses of investigating and settling claims.

           Reinsurance Balances and Transactions

           Reinsurance receivables include amounts related to paid benefits and claims and estimated amounts related to unpaid benefits, unpaid claims and future policy benefits that are covered by reinsurance contracts. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies.

           Participating Policies

           Participating life policies approximate the following percentages of ordinary life insurance in force and ordinary life insurance premium revenue as of December 31, 1993, 1992 and 1991 and for the years then ended:

                                                 1993      1992      1991
              Ordinary life insurance
                in force                          13%       13%       13%
              Ordinary life premium revenue       23%       24%       23%

           The amount of dividends to be paid on participating policies is determined annually by the Board of Directors. Anticipated dividends are accounted for as a planned contractual benefit in computing the value of future policy benefits. Estimated amounts of policy dividends for the succeeding twelve months are based on the current scale, while estimated dividends applicable to later years are based on the dividend scale which was in effect when the policies were issued.

           Income Taxes

           The parent company and all of its subsidiaries file a consolidated life/nonlife federal income tax return. Deferred income taxes are recorded on the differences between the tax bases of assets and liabilities and the amounts at which they are reported in the consolidated financial statements. Recorded amounts are adjusted to reflect changes in income tax rates and other tax law provisions as they become enacted.

           Net Income Per Share of Common Stock

           Net income per share of common stock is based on the weighted average number of common shares outstanding. The weighted average number of shares outstanding was 50,251,676 in 1993, 50,952,147 in 1992 and 51,319,143 in 1991.

           Reclassifications

           The Company's policy is to reclassify certain amounts reported in prior years' consolidated financial statements when necessary for conformity with classifications adopted in the current year. These reclassifications do not have a material effect on the prior year consolidated financial statements.

Note 2. Investment Information

        Aggregate amortized cost, aggregate estimated fair value, and gross unrealized gains and losses pertaining to debt securities as of December 31, 1993 and 1992 are as follows (in thousands):

                                             December 31, 1993
                                              Gross      Gross    Estimated
                                 Amortized  Unrealized Unrealized    Fair
                                    Cost      Gains     (Losses)    Value
        U. S. Treasury
         obligations and
         direct obligations
         of U. S. Government
         corporations            $  892,959 $   73,107 $      (12)$  966,054
        Mortgage-backed
         securities issued
         by U. S. Government
         corporations               455,947     21,744     (1,143)   476,548
        Obligations of states
         and political
         subdivisions,
         including special
         revenue obligations         85,267      8,326       (163)    93,430
        Corporate obligations
         including collateralized
         obligations and mortgage
         backed securities        1,762,185    132,568     (9,285) 1,885,468
        Redeemable preferred
         stocks                      25,520      1,183     (1,203)    25,500
                                 $3,221,878 $  236,928 $  (11,806)$3,447,000


                                             December 31, 1992
                                              Gross      Gross    Estimated
                                 Amortized  Unrealized Unrealized    Fair
                                    Cost      Gains     (Losses)    Value
        U. S. Treasury
         obligations and
         direct obligations
         of U. S. Government
         corporations            $  705,988 $   58,953 $      -   $  764,941
        Mortgage-backed
         securities issued
         by U. S. Government
         corporations               271,492     19,941        -      291,433
        Obligations of states
         and political
         subdivisions,
         including special
         revenue obligations         83,166      6,164       (311)    89,019
        Corporate obligations
         including collateralized
         obligations and mortgage
         backed securities        1,678,827    133,419     (6,639) 1,805,607
        Redeemable preferred
         stocks                      34,353      1,115     (1,468)    34,000
                                 $2,773,826 $  219,592 $   (8,418)$2,985,000

       Aggregate amortized cost and aggregate estimated fair value of the portfolio of debt securities as of December 31, 1993, according to contractual maturity date, are as indicated below (in thousands). Actual future maturities will differ from the contractual maturities shown because the issuers of certain of the debt securities have the right to call or prepay the amounts due the Company, with or without penalty.
                                                                Estimated
                                                    Amortized      Fair
                                                       Cost       Value

       Amounts due in one year or less              $   14,337  $   14,993
       Amounts due after one year through
         five years                                    384,799     425,714
       Amounts due after five years
         through ten years                           1,616,312   1,733,859
       Amounts due after ten years through
         twenty years                                  825,084     877,478
       Amounts due after twenty years                  355,826     369,456

                                                     3,196,358   3,421,500
       Redeemable preferred stocks                      25,520      25,500

                                                    $3,221,878  $3,447,000

       Aggregate market value, aggregate cost and gross unrealized gains and losses pertaining to equity securities held by insurance subsidiaries, which are stated at market in the consolidated balance sheets, are as follows (in thousands):

                                                      December 31,
                                               1993      1992      1991

       Aggregate market value                $ 828,786 $ 832,587 $ 778,641
       Aggregate cost                          321,016   326,915   308,740

         Net unrealized gains                $ 507,770 $ 505,672 $ 469,901

       Gross unrealized gains                $ 510,024 $ 512,817 $ 477,625
       Gross unrealized losses                  (2,254)   (7,145)   (7,724)

         Net unrealized gains,
           as above                          $ 507,770 $ 505,672 $ 469,901

       Increase in net
         unrealized gains
         during the year                     $   2,098 $  35,771 $ 158,448

       Aggregate market value, aggregate cost and gross unrealized gains pertaining to equity securities held by the parent company, which are stated at cost in the consolidated balance sheets, are as follows (in thousands):
                                                      December 31,
                                               1993      1992      1991

       Aggregate market value                $  74,754 $  56,900 $  42,560
       Aggregate cost                            4,654     5,349     5,349

         Gross unrealized gains              $  70,100 $  51,551 $  37,211

     The Company's investments in debt and equity securities consist primarily of a diversified portfolio which includes approximately 750 issuers, with only one issuer other than the U.S. Government representing more than one-percent of the aggregate reported amounts of these investments. Included with equity securities is common stock of NationsBank Corporation stated at $256,706,000 (6.3%) and $267,360,000 (7.4%) as of December 31, 1993 and
     1992, substantially all of which is at market. Debt securities considered less than investment grade approximated 3% of aggregate carrying amount as of December 31, 1993. The stated amount of debt securities considered in default approximated $14 million, substantially all of which have defaulted as to scheduled principal payment but not as to interest. Debt securities stated at $16 million are on deposit with or for states in which sub-sidiaries conduct insurance operations.

     The estimated fair value of mortgage loans on real estate approximated $645 million and $610 million as of December 31, 1993 and 1992. The loans consist primarily of traditional real estate mortgages collateralized by retail, hotel and office properties. Approximately 69% of stated mortgage loan balances as of December 31, 1993 involve borrowers in South Atlantic and East South Central states, with another 14% due from borrowers in West South Central states. As of December 31, 1993, the Company had provided allowances of $1.5 million against delinquent loans approximating
     $10 million. Real estate acquired by foreclosure is stated at $8.5 million, net of allowances approximating $2.3 million.

     The details of consolidated investment income, net of investment expenses, for the three years ended December 31, 1993 follow (in thousands):

                                                 Year Ended December 31,
                                                  1993     1992     1991

        Interest on bonds and other
          debt instruments                      $243,384 $235,234 $225,333
        Dividends on preferred stocks              7,409    9,769   11,324
        Dividends on common stocks                26,890   26,229   25,983
        Interest on mortgage loans                57,139   54,807   54,886
        Interest on policy loans                  12,978   13,298   13,493
        Real estate income                         9,642    8,503    8,292
        Other investment income                    6,462    8,352   10,270

        Investment income for
          life insurance companies               363,904  356,192  349,581

        Investment income for other
          companies                               16,616   15,243   13,476

            Total investment income              380,520  371,435  363,057

        Investment expenses                      (10,945) (10,553) (10,285)

            Net investment income               $369,575 $360,882 $352,772

           Investment expenses include salaries, taxes, expenses of maintaining and operating investment real estate, depreciation and other allocated costs of investment management and administration.

           The details of realized investment gains (losses) for the three years ended December 31, 1993 follow (in thousands):

                                                   Year Ended December 31,
                                                  1993      1992      1991

                   Bonds and other debt
                     instruments                $ 16,829  $  6,848  $  1,920
                   Preferred stocks                4,574     1,107       563
                   Common stocks                  32,841    43,065    22,753
                   Other                           2,703    (2,850)    8,727

                   Realized investment gains    $ 56,947  $ 48,170  $ 33,963

              While the Company generally holds investments in debt securities to maturity, declining interest rates have increased issuer calls and prepayments. During 1993, the Company sold selected debt securities when calls or prepayments were considered likely. Proceeds from these sales represented $109 million of the $170 million total proceeds from sales of debt securities during the year. Most of the realized gains on debt securities in 1993, and substantially all in 1992 and 1991, represent call premiums. Realized gains on debt securities for 1993 and 1992 are stated net of losses approximating $8 million and $1.2 million, respectively, resulting from declines in value considered other than temporary.

              In 1993, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115) which will be effective for the Company's 1994 financial statements. SFAS 115 applies to equity securities having readily determinable fair values and to debt securities. It will require securities under its scope to be classified for reporting purposes as either 1) securities held to maturity and stated at amortized cost, 2) trading securities stated at fair value with unrealized gains and losses reflected in income, or 3) securities available for sale and stated at fair value with net unrealized gains and losses included in stockholders' equity.

              SFAS 115 establishes criteria under which securities should be classified as trading or held to maturity and states that securities not otherwise classified should be accounted for as available for sale. Equity securities within the scope of SFAS 115 must be classified as either trading or available for sale. When individual securities classified as either held to maturity or available for sale experience an other than temporary decline in fair value below amortized cost, SFAS 115 requires adjustment to cost basis with a corresponding charge to income. Upon adoption of SFAS 115 as of January 1, 1994, the carrying amounts of debt securities classified as available for sale and equity securities held by the parent company will be adjusted to value. Since classification of the Company's debt securities is not complete, the effect of SFAS 115 on the stated amount of debt securities and the corresponding effects on deferred income tax liabilities and stockholders' equity have not yet been determined. For the same reason, the amounts of any related effects on deferred policy acquisition costs and policy liabilities have not been determined. Adoption of SFAS 115 will increase the stated amount of equity securities held by the parent company as of January 1, 1994 by $70 million, with corresponding increases of $28 million in deferred income tax liabilities and $42 million in stockholders' equity.

           Also in 1993, the FASB issued SFAS 114 "Accounting by Creditors for Impairment of a Loan" which will be effective for the Company's 1995 financial statements. SFAS 114 will apply primarily to the Company's mortgage loans and will require loans for which it is probable that the Company will not collect all principal and interest due in accordance with applicable terms to be stated at the present value of expected future cash flows. The Company does not presently expect adoption of SFAS 114 to have a material effect on its consolidated financial statements.

Note 3.    Deferred Policy Acquisition Costs

           The following reflects the amounts of policy acquisition costs deferred and amortized, with amounts deferred and amortized by the nonlife insurance subsidiaries netted (in thousands):

                                                 Year Ended December 31,
                                                1993      1992      1991

                Balance, beginning            $260,162  $248,627  $236,413

                Policy acquisition costs
                  deferred:
                  Life contracts:
                    Commissions                 26,651    23,606    26,136
                Other                           14,034     9,705     8,829

                                                40,685    33,311    34,965
                Accident and health
                  and all other                  1,967       827       968

                                                42,652    34,138    35,933
                Amortization charged to
                  expenses                      25,083    22,603    23,719

                Balance, ending               $277,731  $260,162  $248,627
                                              ========  ========  ========

Note 4.  Policy Liability Information

         The liability for future life policy benefits has been determined using interest rate assumptions which vary by year of issue and range from 3% to 9.9% for participating individual ordinary life policies, remaining level for all durations. For nonparticipating policies, assumed interest rates grade uniformly over 20 to 30 years with initial rates ranging from 3% to 9.75% and ultimate rates ranging from 3% to 6%. Interest rate assumptions for weekly premium, monthly debit ordinary and group life insurance generally fall within the same ranges as those pertaining to individual ordinary life.

         Credited interest rates for universal life-type products approximated 6.5%, 7.0% and 7.8% during 1993, 1992 and 1991, respectively. Credited rates for annuity products generally ranged from 5.0% to 6.25% during 1993, 5.5% to 6.75% during 1992 and 5.5%
         to 7.75% during 1991.

         Assumed mortality rates are generally based on experience multiples applied to select and ultimate tables commonly used in the industry.

         Withdrawal assumptions for individual life insurance issued from 1948 to 1972 are based on the experience of the principal life insurance subsidiary and generally range between Linton's A and B tables. For business issued in 1972 and later, withdrawal rates are based on experience and vary by issue age, type of coverage and policy duration.

         The stated amount and estimated fair value of the Company's liability under annuity contracts in the accumulation phase, exclusive of amounts related to retirement plans sponsored by the Company and its subsidiaries, totaled $887 million and $853 million, respectively, as of December 31, 1993 ($753 million and $725 million as of December 31, 1992). The estimated fair value of the Company's liability under supplementary contracts not involving life contingencies approximated its carrying amount of $23 million in 1993 and $21 million in 1992.

Note 5.  Notes Payable

         Notes payable consist of unsecured borrowings drawn against an uncommitted bank line of credit established in 1993. The Company may request aggregate advances of up to $100 million through October 1994. Interest rates and maturities are bilaterally determined for each borrowing. The interest rate as of December 31, 1993 was 3.45% and the maximum amount outstanding during the year approximated the $39.7 million balance on that date. Due to the short duration of the Company's borrowings, interest expense was not material.

Note 6.  Stockholders' Equity and Stock Option Plans

         On February 10, 1992, the Company's Board of Directors authorized a three-for-two common stock split which was effected on April 15, 1992 to stockholders of record as of March 27, 1992. The split-adjusted value of all fractional shares was paid in cash. The par value of additional shares issued, which totaled $21,377,000, was reclassified from retained earnings to common stock during 1992. All share and per share information in the consolidated financial statements has been adjusted to give retroactive effect to the stock split.

         Changes in the number of shares outstanding during each of the three years in the period ended December 31, 1993 are as follows:

                                         Year Ended December 31,
                                        1993       1992       1991

           Shares outstanding,
             beginning               50,438,907 51,291,936 51,784,614

           Shares issued under
             stock option plan          109,522     78,181    186,233
           Shares reacquired         (1,083,934)(  931,210)(  678,911)

           Shares outstanding,
             ending                  49,464,495 50,438,907 51,291,936

         In May 1989, the Company's stockholders approved a stock option plan under which 1,223,982 shares of common stock are reserved as of December 31, 1993. The plan is administered by the Compensation Committee of the Board of Directors (the Committee). The Committee determines the participation criteria and approves all grants of options under the plan. An option granted may be an incentive stock option or a nonstatutory stock option at the determination of the Committee. The plan also permits the Committee to grant stock appreciation rights to eligible employees. All grants of stock options and stock appreciation rights under the plan are required to be at option prices which are not less than the market value of the Company's common stock on the date of grant. The periods during which stock options and stock appreciation rights are exercisable is fixed by the Committee at the time of grant, but is not to exceed ten years from the date of the grant. The plan permits shares received upon exercise of stock options and those which are subject to an option that expires or otherwise terminates without exercise to again be subjected to option under the plan. Participants are required to pay cash, previously acquired common stock of the Company, or a combination of both equal to the full option price of the common stock received upon exercise of options.

         During 1989, the Committee approved a grant of options to purchase the Company's common stock to each employee and full-time life insurance agent who met certain specified requirements. The number of options offered to individual employees and agents was determined based on current compensation. During 1992, the Committee approved a grant of options to those employees who met requirements similar to those applied in the 1989 grant and were not eligible to participate in the 1989 grant. The employees and agents who received grants in 1989 and 1992 have established stock purchase savings accounts with the Company, the proceeds of which are applied to the option price of stock acquired upon exercise of options. The Committee also approved grants of options and stock appreciation rights to certain officers in 1989, 1990, 1992 and 1993.

    During 1990, the Company's stockholders approved an amendment to the stock option plan which authorized the Committee to make grants of the Company's common stock to selected officers and to make one-time common stock grants to current and future nonemployee directors. The Committee granted certain executive officers of the Company an aggregate of 138,000 shares in 1991 and 174,000 shares in 1990. Certain of the officers' interests in the common stock granted became vested over two years following the date of grant. As of December 31, 1993, all such grants were vested or forfeited. Nonemployee directors were granted an aggregate of 4,500 shares in 1993, 2,250 shares in 1992 and 1991 and 24,750 shares in 1990. The grants to nonemployee directors vest over two years. Compensation expense related to the grants of common stock was not material in 1993 and approximated $1,165,000 in 1992 and $4,847,000 in 1991.

    Summarized information about outstanding stock options, exercisable options and shares available for grant under the stock option plan as amended is as follows:

                              Average
                            Option Price Outstanding Exercisable Available
                             Per Share     Options     Options    Shares

     Balances,
        January 1, 1991          $23.06     624,702     258,181   941,143
     Shares granted                  -          -           -    (140,250)
     Options becoming
       exercisable               $26.47        -         10,602      -
     Options exercised           $22.92     (45,982)    (45,982)     -
     Options terminated          $22.92     (39,656)     (2,100)   39,656

     Balances,
      December 31, 1991          $23.09     539,064     220,701   840,549
     Options granted             $40.04     119,820         -    (119,820)
     Shares granted                  -          -           -      (2,250)
     Options becoming
       exercisable               $37.03         -        50,438       -
     Options exercised           $23.04     (71,630)    (71,630)    9,637
     Options terminated          $24.23     (28,524)       (750)   28,524

     Balances,
       December 31, 1992         $26.67     558,730     198,759   756,640
     Options granted             $51.16      95,000        -      (95,000)

                              Average
                            Option Price Outstanding Exercisable Available
                             Per Share     Options     Options    Shares

      Shares granted             -             -           -       (4,500)
      Options becoming
        exercisable            $45.14          -         119,299      -
      Options exercised        $24.12       (105,022)   (105,022)   18,134
      Options terminated       $37.33        (28,521)        -      28,521

      Balances,
        December 31, 1993      $31.07        520,187     213,036   703,795

    Of the options that are not yet exercisable, approximately 254,000 become exercisable in 1994 at $22.92 and approximately 53,000 become exercisable in 1997 at $40.25. Earlier exercise is permitted only in the event of termination of employment due to death, disability or retirement. All stock appreciation rights were exercised during 1992, resulting in the issuance of 4,300 shares of common stock.

Note 7. Statutory Reporting Information

    Net income and stockholder's equity (statutory equity capital) of Jefferson-Pilot Life Insurance Company on the statutory basis used to report to regulatory authorities and on the basis of generally accepted accounting principles included in the consolidated financial statements follow (in thousands). Amounts related to years prior to 1993 have been restated, where appropriate, for the effect of the 1993 change in accounting principle applicable to income taxes.

                                                Statutory Reporting
                                             1993       1992       1991

       Net income for the year
        ended December 31                 $  138,893 $  157,753 $  137,642

       Statutory equity
        capital at December 31            $  945,157 $  926,537 $  860,577


                                                  Generally Accepted
                                               Accounting Principles
                                             1993       1992       1991

       Net income for the year
        ended December 31                 $  164,199 $  187,972 $  165,152

       Stockholder's equity
        at December 31                    $1,435,098 $1,368,818 $1,273,323

    Net income of the nonlife insurance subsidiaries, as determined on the basis of generally accepted accounting principles, approximated $9.2 million in 1993, $8.6 million in 1992 and $3.7 million in 1991.

    Stockholder's equity of the nonlife insurance subsidiaries totaled approximately $94 million, $87 million and $80 million as of December 31, 1993, 1992 and 1991, respectively. Statutory net income of these subsidiaries did not differ materially from that determined under generally accepted accounting principles and their statutory equity capital exceeded stockholder's equity, primarily because deferred income taxes are not recorded on unrealized gains for statutory reporting.

    The General Statutes of North Carolina contain certain limitations affecting the amount of dividends that the insurance subsidiaries may pay to the parent company without the approval of the State's Insurance Commissioner. The Company's insurance subsidiaries have approximately $100 million available for distribution to the parent company during 1994 without obtaining approval. The Company believes that neither statutory dividend limitations nor risk-based capital requirements imposed on life insurance companies beginning in 1993 present any practical restrictions on its future dividend payment plans.


Note 8. Stockholders' Rights Plan

    During 1988, the Company's Board of Directors declared a dividend of one common share purchase right for each outstanding share of common stock. The rights detach and become exercisable ten days after a person or group publicly announces the acquisition of 20% or more of the Company's common stock, or ten business days after a person or group announces an offer which, if consummated, would result in the offeror owning 20% or more of the common stock.

    If and when the rights become exercisable, a holder would be entitled to buy from the Company one share of common stock for each right held at a price of $56.67. If the Company is acquired in a merger or other business combination, or 50% or more of its consolidated assets or earning power are sold, the rights entitle a holder to buy, at the exercise price, stock of the acquiring Company having a market value of twice the exercise price.

    In the event that any person or group acquires 30% or more of the Company's common stock, otherwise than pursuant to a cash tender offer for all shares in which such person or group increases its holdings of the common stock from less than 20% to 80% or more of the outstanding common stock, the holder will be entitled to purchase for each right held a number of additional shares of the Company's common stock having a market value of twice the exercise price.

    Following an acquisition by any person or group of 30% or more of the Company's common stock, but only prior to the acquisition by a person or group of a 50% stake in the common stock, the Board of Directors will also have the ability to exchange one share of the Company's common stock for each right held by holders other than the acquiring person or group.

    The rights expire on August 12, 1998 and are redeemable, upon action by the Board of Directors at a price of $.01 per right any time before they become exercisable.

Note 9. Income Taxes

    In 1993, the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires application of an asset and liability approach to accounting for the expected future income tax effects of existing differences between the tax bases of assets and liabilities and the amounts at which they are reported in financial statements. SFAS 109 requires adjustment of recorded deferred tax assets and liabilities in response to changes in tax rates and other changes in applicable tax law in the period those changes become enacted.

    As permitted by SFAS 109, the Company has elected to restate prior year consolidated financial statements to give retroactive effect to the new income tax accounting standards. Accordingly, retained earnings as of December 31, 1990 has been reduced by $18,555,000 in the accompanying 1991 consolidated statement of stockholders' equity. Consolidated statements of income for 1992 and 1991 have not been restated because the SFAS 109 standards had negligible effect on net income for those years.

    Income taxes as reported in the consolidated statements of income were comprised of the following components (in thousands):

                                            Year Ended December 31,
                                           1993      1992      1991

         Current expense                 $110,730  $ 88,889  $ 77,839
         Deferred benefit                  (7,980)   (6,501)   (8,759)

                                         $102,750  $ 82,388  $ 69,080
                                         ========  ========  ========

    A reconciliation of the maximum federal income tax rates of 35% in 1993 and 34% in 1992 and 1991 to the effective income tax rate for each year follows:
                                           Percent of Income Before
                                         Income Taxes as Reported in
                                           Consolidated Statements
                                                 of Income
                                          1993      1992      1991
    Maximum federal income
    tax rate                               35.0%     34.0%     34.0%
      Reconciling items:
        Tax exempt interest and
          dividends received
          deduction                        (2.9)     (3.4)     (3.9)
        Recoveries and reductions
          of amounts previously
          provided for prior
          years' tax assessments            (.4)     (2.3)     (2.1)
        Other increases, net                 .2        .5        .2

      Effective income tax rates           31.9%     28.8%     28.2%
                                        ========  ========  ========

         The tax effects of temporary differences that result in significant deferred tax assets and deferred tax liabilities as of December 31, 1993 and 1992 are as follows (in thousands):

                                                     December 31
                                                   1993       1992

           Deferred tax assets:
             Policy liabilities                  $  90,237  $  81,945
             Capitalization of acquisition
               costs for income tax purposes,
               net of amortization                  15,817     10,725
             Obligation for postretirement
               benefits other than pensions         13,634        -

                Total deferred tax assets        $ 119,688  $  92,670

           Deferred tax liabilities:
             Net unrealized gains on equity
               securities                        $ 176,202  $ 170,853
             Deferral of policy acquisition
               costs for financial reporting
               purposes, net of amortization        97,320     88,566
             Other basis differences,
               including depreciation               15,328     17,807

                Total deferred tax liabilities   $ 288,850  $ 277,226

                Net deferred tax liabilities
                  included in consolidated
                  balance sheets                 $(169,162) $(184,556)


         Federal income tax returns for all years through 1987 have been examined by the Internal Revenue Service and are closed. Examinations of the 1988 through 1990 returns are in process, and management has not been notified of the existence of significant issues. Settlements and other resolutions during 1993, 1992 and 1991 resulted in the recovery of taxes and interest previously paid for years through 1987 and reductions of amounts provided for potential assessments involving subsequent years. In the opinion of management, recorded income tax liabilities adequately provide for all open years.

         Under prior federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus". The Company has approximately $91,000,000 of untaxed "Policyholders' Surplus" on which no payment of federal income taxes will be required unless it is distributed as a dividend, or under other specified conditions. The Company does not believe that any significant portion of the account will be taxed in the foreseeable future and no related deferred tax liability has been recognized. If the entire balance of the account became taxable under the current federal rate the tax would approximate $32,000,000.

          The Omnibus Budget Reconciliation Act of 1993 increased the Company's maximum federal income tax rate for 1993 from 34% to 35%. The change in federal income tax rate increased income taxes charged to 1993 earnings by approximately $3 million, most of which is currently payable and increased the liability for deferred income taxes on net unrealized gains on equity securities by approximately $5 million.

Note 10.  Retirement Benefit Plans

          The Company and its subsidiaries have defined benefit pension plans covering substantially all employees and full-time life insurance agents. The plans are noncontributory and are funded through deposit administration contracts issued by Jefferson-Pilot Life Insurance Company, the Company's principal life insurance subsidiary.

          The plans provide benefits based on annual compensation and years of service. The funding policy is to contribute annually no more than the maximum amount that can be deducted for federal income tax purposes. The assets of the plans are those of the related contracts, which are deposited in the general accounts of Jefferson-Pilot Life Insurance Company.

          The components of pension expense were as follows (in thousands):

                                                 Year Ended December 31,
                                                 1993     1992     1991
             Service cost, benefits
               earned during the year          $  7,259 $  5,779 $  8,015
             Interest cost on projected
               benefit obligation                11,414   11,098    9,905
             Actual return on plan assets       (11,235) (11,940) (15,525)
             Net amortization and deferral       (4,947)  (2,505)      66

                                               $  2,491 $  2,432 $  2,461

             The following table sets forth the funded status of the plans and amounts recognized in the consolidated balance sheets (in thousands):
                                                          December 31,
                                                          1993     1992
             Actuarial present value of benefit
               obligation:
               Vested benefit obligation                $196,066 $166,513

               Accumulated benefit obligation           $199,363 $169,536

               Projected benefit obligation             $219,236 $193,191

             Plan assets at fair value                   226,828  220,275

             Plan assets in excess of projected
               benefit obligation                       $  7,592 $ 27,084

               Unrecognized net gain                      (1,295) (19,894)
               Unrecognized net asset amount             (23,173) (25,363)
               Unrecognized prior service cost            10,738   11,710

             Accrued pension cost                       $ (6,138)$ (6,463)

         Certain assumptions used in determining the funded status of the plans were as follows:
                                             1993     1992     1991

             Discount rate                   6.50%    6.90%    7.00%
             Expected long-term rate of
               return on plan assets         8.00%    7.20%    7.50%
             Rate of increase in
               compensation levels           4.25%    4.00%    5.00%

         Benefits provided to retirees by annuity contracts issued by Jefferson-Pilot Life Insurance Company approximated $10.0 million in 1993, $8.8 million in 1992 and $8.2 million in 1991.

         The Company sponsors contributory health care and life insurance benefit plans for eligible retired employees, qualifying retired agents and certain surviving spouses. Substantially all of the Company's employees and qualifying agents may become eligible for these benefits if they reach retirement age or become disabled while employed by the Company and meet certain years-of-service requirements.

         Most of the postretirement health care and life insurance benefits are provided through Jefferson-Pilot Life Insurance Company and, until December 1993, were funded as payments were made to retirees or their beneficiaries. In December 1993, the Company began contributing to a welfare benefit trust from which future benefits will be paid.

         Prior to 1993, the cost of providing postretirement health care and life insurance benefits was recognized in the year paid. During 1993, the Company adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106). SFAS 106 requires accrual of the cost of providing postretirement benefits during the employees' active service periods and covers all postretirement benefits other than pensions that an employer expects to provide to current and former employees.

         The Company elected to immediately recognize the accumulated obligation for postretirement benefits under SFAS 106, which represents the actuarial present value of future benefits attributable to the service of eligible employees through January 1, 1993. Accordingly, the consolidated statement of income for 1993 includes a charge in the amount of $24,109,000, representing initial recognition of the accumulated benefit obligation of $37,035,000, net of deferred tax benefit of $12,926,000. Aside from initial recognition of the accumulated benefit obligation, application of SFAS 106 increased nonpension postretirement benefit cost for 1993 by approximately $900,000, to $2,161,000. Nonpension postretirement benefit cost for 1993 as determined under SFAS 106 was comprised primarily of interest cost on the accumulated benefit obligation. The cost of postretirement health care and life insurance benefits paid and expensed in 1992 and 1991 approximated $1.5 million.

         The following table sets forth the funded status of the Company's postretirement health care and life insurance plans as of December 31, 1993 and 1992 (in thousands):

                                       Health Care     Life Insurance
                                        Benefits          Benefits
                                      1993     1992     1993     1992

           Plan assets at fair
             value                  $    810 $   -    $  1,035 $    -

           Accumulated
             postretirement
             benefit obligation:
             Retirees and
               surviving spouses    $  9,777 $ 12,480 $  8,254 $  6,740
             Fully eligible
               active participants       952    3,124    1,462    2,408
             Other active
               participants            2,584    8,686    1,902    3,597

                                    $ 13,313 $ 24,290 $ 11,618 $ 12,745

           Excess of accumulated
             benefit obligation
             over plan assets       $(12,503)$(24,290)$(10,583)$(12,745)

             Transition
               obligation
               recorded in 1993          -     24,290       -    12,745
             Unrecognized
               negative prior
               service cost          (10,719)     -     (3,765)     -
             Unrecognized net
               (gain) loss              (547)     -      1,990      -

             Accrued postretirement
               benefit cost         $(23,769)$    -   $(12,358)$    -

         Accumulated postretirement benefit obligations were computed using assumed discount rates of 7% as of December 31, 1993 and 8.5% as of December 31, 1992. The expected long-term rate of return on plan assets as of December 31, 1993 was 7%.

         Effective April 1, 1993, the Company changed the eligibility criteria of its postretirement health care and life insurance plans to require employees and qualifying agents to complete 15 years of service after the age of 45 to be eligible for these benefits. Employees and agents hired before January 1, 1994 who were age 50 or older when hired will continue to be eligible for these benefits after 10 years of service. Future health care cost trend rates in excess of 4% have been assumed in determining the related postretirement benefit obligation as of December 31, 1993. Effective January 1, 1994 the Company changed its postretirement health care plan to limit annual benefit increases to a maximum rate of 4%. Therefore future cost increases exceeding 4% per year will have no effect on the Company's obligations. The preceding changes resulted in the establishment of negative prior service cost during 1993, which is being amortized on a straight-line basis over the average remaining period of service to full eligibility of active employees who are not fully eligible.

Note 11. Reinsurance

         The Company generally reinsures with other insurance companies the portion of an individual life insurance risk that exceeds $1,000,000, with an additional $250,000 for accidental death benefits. The Company also attempts to reduce its exposure to losses that may result from unfavorable events or circumstances by reinsuring certain levels and types of life, accident and health and property and casualty risks underwritten. The Company assumes portions of life and other risks underwritten by certain other insurers on a limited basis, and amounts related to assumed reinsurance are not material to the consolidated financial statements.

         Reinsurance contracts do not relieve the Company from its primary obligation to policyholders and failure of reinsurers to discharge their obligations could result in losses to the Company. The Company regularly evaluates the financial condition of its reinsurers and monitors concentrations of credit risk related to its reinsurance activities. No significant credit losses resulted from the Company's reinsurance activities during the three years presented.

         In 1993, the Company adopted Statement of Financial Accounting Standards No. 113 "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" (SFAS 113). Among other things, SFAS 113 requires that reinsurance receivables be reported at gross amounts, which include amounts related to paid benefits and claims and estimated amounts related to unpaid benefits and claims and future policy benefits. Prior to 1993, reinsurance receivables were reported net of the related reserve liabilities. The consolidated balance sheet as of December 31, 1992 has been restated to conform with SFAS 113.

         Aggregate receivables related to life and accident and health reinsurance contracts totaled $17.5 million and $15 million as of December 31, 1993 and 1992. Premiums ceded under these contracts totaled $18 million in 1993, $15 million in 1992 and $16 million in 1991. Reinsurance recoveries related to incurred losses totaled $9.2 million in 1993, $5.5 million in 1992 and $7.7 million in 1991.

         Individual term life insurance approximating $1.5 billion, $1.5 billion, and $1.3 billion, and group insurance approximating $700 million, $500 million, and $500 million had been ceded to other companies as of December 31, 1993, 1992, and 1991, respectively. Life insurance ceded represented 5.3%, 4.8%, and 4.7% of life insurance in force as of December 31, 1993, 1992, and 1991, respectively, and 4.1%, 3.3%, and 3.9% of life insurance premium revenue for the years then ended. Accident and health insurance ceded represented 2.0% of related premium revenue for each of the three years.

         Aggregate receivables related to short-duration property and casualty reinsurance contracts totaled $8.3 million and $6 million as of December 31, 1993 and 1992. As a result of reinsurance activities, gross property and casualty premiums earned exceeded net reported premium revenue by approximately $7 million in 1993, $5 million in 1992 and $4.4 million in 1991. The effect of reinsurance on written premiums approximated that on earned premiums. Reinsurance recoveries related to incurred property and casualty losses totaled $7.6 million in 1993, $2.7 million in 1992 and $5.4 million in 1991.

Note 12. Condensed Separate Company Financial Information

         Condensed balance sheets, statements of income and cash flow information of Jefferson-Pilot Corporation (parent company only) are presented below (in thousands). Amounts related to years prior to 1993 have been restated, where appropriate, for the effect of the 1993 change in accounting principle applicable to income taxes.

                      CONDENSED BALANCE SHEETS

                                                      December 31,
                                                    1993        1992
           Assets:
             Cash and investments other than
               subsidiary companies              $  150,015  $  158,882
             Investment in subsidiaries, at
               equity                             1,606,261   1,527,085
             Other assets, including amounts due
               from subsidiaries 1993 $38,374;
               1992 $3,311                           50,024       5,679

                                                 $1,806,300  $1,691,646

           Liabilities and stockholders' equity:
             Notes payable                       $   39,700  $      -
             Other liabilities                       33,529      23,436
             Stockholders' equity                 1,733,071   1,668,210

                                                 $1,806,300  $1,691,646

                   CONDENSED STATEMENTS OF INCOME

                                              Year Ended December 31
                                             1993      1992      1991
           Net investment income,
             principally dividends
             from subsidiaries             $121,343  $133,955  $146,156
           Expenses, principally
             general and administrative      11,513    17,470    15,226

                                            109,830   116,485   130,930

                                                 Year Ended December 31
                                                1993      1992      1991


           Income taxes (benefits)              1,453    (5,492)   (3,270)

                                              108,377   121,977   134,200
           Equity in undistributed net
             income of subsidiaries            86,795    81,261    41,487

           Net income                        $195,172  $203,238  $175,687

           The parent company's principal source of cash during all years presented was dividends from subsidiaries. Its principal uses of cash during those years included investment acquisitions, payment of cash dividends to stockholders and purchases of its common stock in the open market.

           The only significant subsidiaries that do not engage in insurance operations are Jefferson-Pilot Communications Company (JPCC) and Jefferson-Pilot Data Services, Inc. (JPDS). JPCC is engaged in radio, television and media services operations. JPDS is a provider of data processing services to the media industry. Combined condensed financial statements of JPCC and JPDS are presented below (in thousands). Amounts related to years prior to 1993 have been restated, where appropriate, for the effect of the 1993 change in accounting principle applicable to income taxes.


                  COMBINED CONDENSED BALANCE SHEETS

                                                         December 31,
                                                       1993        1992
             Assets:
                Cash and cash equivalents           $    6,814  $   11,133
                Receivables                             33,539      21,970
                Property and equipment, net             41,696      33,588
                Goodwill and other assets               43,353      33,247

                                                    $  125,402  $   99,938

             Liabilities and stockholder's equity:
                Trade obligations                   $   32,965  $   23,555
                Debt obligations to affiliate           17,835       4,755
                Income taxes                             5,217       6,725

                        Total liabilities               56,017      35,035

              Stockholder's equity                      69,385      64,903

                                                    $  125,402  $   99,938

                   COMBINED CONDENSED STATEMENTS OF INCOME


                                               Year Ended December 31,
                                              1993      1992      1991

           Revenue                          $144,961  $129,734  $125,045

           Expenses                          117,379   105,472   107,022

                                              27,582    24,262    18,023

           Income taxes                       10,246    10,093     7,696

           Income before cumulative
             effect of change in
             accounting principle             17,336    14,169    10,327

           Cumulative effect of change
             in accounting principle
             applicable to postretirement
             benefits other than pensions,
             net of income tax benefit        (3,654)     -          -

           Net income                       $ 13,682  $ 14,169  $ 10,327
                                            ========  ========  ========

         Net cash provided by operating activities amounted to $21 million in 1993, $21 million in 1992 and $23 million in 1991. Net cash of $29 million in 1993, $4 million in 1992 and $3 million in 1991 was used in investing activities. Investing activities in 1993 included the acquisition of broadcast properties by JPCC. Other investing activities during the three years consisted primarily of the purchase of property and equipment. Net cash of $4 million was provided by financing activities in 1993. Financing activities during 1992 and 1991 resulted in net uses of cash amounting to $13.5 million and $21 million. Financing activities during all three years related primarily to borrowings from affiliates and payment of dividends to the parent company.

Note 13. Segment Information

         The Company's operations are conducted principally through the following three business segments:

           Life insurance - Life insurance operations include individual and group life insurance, annuity and accident and health policies.

           Other insurance - Other insurance operations consist of property and casualty insurance, including commercial and personal lines, and title insurance.

           Communications - Communications operations consist principally of radio and television broadcasting, televised sports program production and electronic data processing services.

         Information about each major operating segment for 1993, 1992 and 1991 follows (in thousands). Amounts related to years prior to 1993 have been restated, where appropriate, for the effect of the 1993 change in accounting principle applicable to reinsurance receivables. All operations which do not constitute reportable business segments have been combined with consolidating adjustments and realized investment gains in the line described as "Other, net".

                                        1993       1992       1991
           Revenue:
             Life insurance          $  986,972 $  965,862 $  956,426
             Other insurance             51,462     53,907     53,472
             Communications             144,961    129,734    125,045
             Other, net                  63,229     52,826     38,533

                Consolidated         $1,246,624 $1,202,329 $1,173,476

           Income before income taxes
           and cumulative effect
           of change in accounting
           principle:
           Life insurance           $  232,961 $  217,635 $  202,349
           Other insurance               8,860      7,820        919
           Communications               27,582     24,262     18,023
           Other, net                   52,628     35,909     23,476

              Consolidated          $  322,031 $  285,626 $  244,767

           Identifiable assets at
             December 31:
           Life insurance           $5,194,478 $4,831,189 $4,552,072
           Other insurance             175,670    165,959    154,051
           Communications              125,402     99,938    102,836
           Other, net                  145,071    159,676    136,437

              Consolidated          $5,640,621 $5,256,762 $4,945,396

           Depreciation and
            amortization:
            Life insurance          $    5,940 $    6,055 $    5,741
            Other insurance                178        194        209
            Communications              10,757      8,425     10,013
            Other, net                      54        172        327

               Consolidated         $   16,929 $   14,846 $   16,290

         The cumulative effect of the 1993 change in accounting principle applicable to postretirement benefits other than pensions approximated $37 million on a pretax basis and related primarily to the life insurance segment ($30 million) and the communications segment ($6 million). Additions to real estate and property and equipment approximated $26 million in 1993, $7 million in 1992 and $9 million in 1991. Included in the preceding amounts are additions related to the communications industry segment totaling $17.6 million, $4.7 million and $3.4 million in 1993, 1992 and 1991, respectively. Other additions to real estate and property and equipment related primarily to the life insurance segment during all three years. Expenditures for goodwill and other intangibles by the communications segment totaled $11.9 million in 1993 and resulted from the acquisition of broadcast properties.

Note 14. Commitments and Contingent Liabilities

         The Company routinely enters into commitments to extend credit in the form of mortgage loans and to purchase certain debt instruments for its investment portfolio in private placement transactions.
         All such commitments outstanding at December 31, 1993 were in the normal course of the Company's investment activities and pertained to future investments which are similar in nature to those it currently holds.

         The Company leases electronic data processing equipment and field office space under noncancelable operating lease agreements. The lease terms generally range from three to five years. Annual rent expense approximated $7 million in 1993 and $8 million in 1992 and 1991. Future annual rental commitments are expected to be consistent with current year expense.

         The Company is involved in certain matters of litigation which arose out of the normal course of its insurance operations. The Company's practice is to vigorously defend itself against claims brought by other parties through the efforts of its internal legal department and outside counsel. Based on consultation with the Company's legal advisers, management is of the opinion that adequate provision has been made for all such matters which are likely to result in the incurrence of a loss, and that resolution of other pending litigation will not have a material adverse effect on the Company's financial condition.

         The Kentucky Insurance Commissioner has submitted to the Circuit Court of Franklin County, Kentucky a proposed plan of rehabilitation for Kentucky Central Life Insurance Company, which was seized in February 1993. Under the proposed plan, Jefferson-Pilot Life Insurance Company would assume most of Kentucky Central's life insurance and annuity business. Kentucky Central reported statutory basis life reserves and deposit liabilities totaling approximately $1 billion as of December 31, 1992. While negotiations are in progress, the outcome of the proposed plan depends not only upon the Circuit Court ruling, but also upon the resolution of other significant issues. If a transaction is completed, the Company would expect returns comparable to those it realizes on new business sold through its normal distribution system.