Form 10-K, Exhibit 13
JEFFERSON PILOT CORP
filed 1995-03-30
CIK 53347

                                                       EXHIBIT 13
Independent Auditor's Report


To the Board of Directors and Stockholders
Jefferson-Pilot Corporation
Greensboro, North Carolina



We have audited the accompanying consolidated balance sheets of Jefferson-Pilot Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jefferson-Pilot Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As disclosed in the notes to consolidated financial statements, the Company changed its method of accounting for investments in debt and marketable equity securities effective January 1, 1994 by adopting Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities". As also disclosed in the notes to consolidated financial statements, the Company adopted the provisions of SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" in 1993.


/s/ McGladrey & Pullen, LLP



Greensboro, North Carolina
February 7, 1995, except for Note 19
as to which the date is February 14, 1995

Jefferson-Pilot Corporation and Subsidiaries

Consolidated Balance Sheets
December 31, 1994 and 1993
Dollar Amounts in Thousands Except Per Share Information

ASSETS                                                  1994           1993

Cash and investments:

  Cash and cash equivalents                     $      22,774   $      31,563
  Short-term investments                                 -              3,065
  Debt securities available for sale, at fair
   value (amortized cost $1,691,974) (Note 2)       1,606,865            -
  Debt securities held to maturity, at amortized
   cost (fair value $1,798,135) (Note 2)            1,940,046            -
  Debt securities, at amortized cost
   (fair value $3,447,000) (Note 2)                      -          3,221,878
  Equity securities available for sale, at
   market value (cost $290,370) (Note 2)              718,023            -
  Equity securities, principally at
   market value (cost $325,670) (Note 2)                 -            833,440
  Mortgage loans on real estate (Note 2)              680,625         583,645
  Policy loans                                        206,361         214,603
  Real estate, less accumulated depreciation
   1994 $21,160; 1993 $21,018                          30,888          30,959
  Other investments                                    37,861          29,347
       Total cash and investments                   5,243,443       4,948,500

Accrued investment income                              67,371          69,327
Accounts receivable and agents' balances               64,191          60,526
Due from reinsurers                                    30,036          25,793
Property and equipment, less accumulated
 depreciation 1994 $100,184; 1993 $102,960            100,672          98,434
Deferred policy acquisition costs,
 net of amortization (Note 3)                         329,139         277,731
Goodwill and other intangibles related to
 communications operations, net of accumulated
 amortization 1994 $16,411; 1993 $14,244               54,058          39,128
Assets held in separate accounts                      210,225          84,225
Other assets                                           41,201          36,957

                                                $   6,140,336   $   5,640,621


See Notes to Consolidated Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY
                                                      1994            1993

Policy liabilities:
  Future policy benefits (Note 4)               $   1,278,978   $   1,378,793
  Policyholder contract deposits (Note 4)           1,846,043       1,575,454
  Dividend accumulations and other
   policyholder funds on deposit                      176,519         177,199
  Policy and contract claims                          172,216         177,807
  Dividends for policyholders                          18,350          17,779
  Deferred revenue and premiums
   collected in advance                                23,321          21,680
  Casualty insurance unearned premiums
   and losses payable                                  70,699          62,793
  Other                                                47,637          42,808

         Total policy liabilities                   3,633,763       3,454,313

Notes payable (Note 5)                                 29,350          39,700
Securities sold under repurchase
 agreements (Note 6)                                  266,838            -
Currently payable income taxes                           -             15,133
Deferred income tax liabilities (Note 10)             122,253         169,162
Accounts payable and accrued expenses                  48,515          40,767
Unearned investment income                              4,959           5,020
Obligation for postretirement benefits
 other than pensions (Note 11)                         33,707          36,127
Liabilities related to separate accounts              210,225          84,225
Other liabilities                                      58,183          63,103

         Total liabilities                          4,407,793       3,907,550

Commitments and contingent liabilities
 (Notes 11, 12 and 17)
Stockholders' equity (Notes 7, 8 and 9):
  Common stock, par value  $1.25 per share,
    authorized 100,000,000 shares; issued 1994
    48,450,898 shares; 1993 49,464,495 shares          60,564          61,831
Retained earnings                                   1,441,132       1,339,672
Net unrealized gains on securities available
 for sale, less deferred income taxes
 $121,989 (Note 2)                                    230,847            -
Net unrealized gains on equity securities,
 less deferred income taxes $176,202 (Note 2)            -            331,568

                                                    1,732,543       1,733,071

                                                $   6,140,336   $   5,640,621

Jefferson-Pilot Corporation and Subsidiaries

Consolidated Statements of Income
Years Ended December 31, 1994, 1993 and 1992
Dollar Amounts in Thousands Except Per Share Information




                                         1994           1993           1992

Revenue:
  Life premiums and other
   considerations                   $   256,237    $   240,996    $   230,834
  Accident and health premiums          399,065        386,608        383,552
       Total premiums and
       other considerations             655,302        627,604        614,386

  Net investment income (Note 2)        375,196        360,800        351,721
  Realized investment gains (Note 2)     61,426         54,234         45,726
  Communications operations             172,501        144,961        129,734
  Other                                   4,385          4,850          4,411

                                      1,268,810      1,192,449      1,145,978
Benefits and expenses:
  Life benefits and other credits
   to policyholders                     318,913        296,078        279,326
  Accident and health benefits          308,949        305,648        317,785

       Total benefits                   627,862        601,726        597,111

  Insurance commissions                  71,752         55,189         48,775
  General and administrative            117,819        119,029        120,731
  Insurance taxes, licenses and fees     23,351         23,474         22,820
  Net (deferral) of policy
   acquisition costs (Note 3)           (40,410)       (17,527)       (12,381)
  Communications operations             120,833        100,100         93,560

                                        921,207        881,991        870,616

    Income from continuing
    operations before income taxes      347,603        310,458        275,362
Income taxes (Note 10)                  117,707        100,897         80,764

    Income from continuing operations   229,896        209,561        194,598

Income from discontinued operations,
 net of income taxes (Note 16)            9,341          9,720          8,640

    Income before cumulative effect
    of change in accounting principle   239,237        219,281        203,238

Cumulative effect of change in
 accounting principle on years
 prior to 1993, net of income tax
 benefit (Note 11)                         -           (24,109)          -

    Net income                      $   239,237    $   195,172    $   203,238

                                     (Continued)

Jefferson-Pilot Corporation and Subsidiaries

Years Ended December 31, 1994, 1993 and 1992
Dollar Amounts in Thousands Except Per Share Information



                                         1994          1993          1992
Income per share (Note 7):
Income from continuing operations     $   4.73      $   4.17      $   3.82
Income from discontinued operations       0.19          0.19          0.17

                                          4.92          4.36          3.99
Cumulative effect of change in
 accounting principle                      -           (0.48)           -
Net income                            $   4.92      $   3.88      $   3.99



See Notes to Consolidated Financial Statements.

Jefferson-Pilot Corporation and Subsidiaries

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 1994, 1993 and 1992
Dollar Amounts in Thousands Except Per Share Information

                                                                                  Net         Net Unreal-
                                                                               Unrealized    ilized Gains
                                                    Capital in                  Gains on     on Securities      Total
                                         Common      Excess of     Retained     Equity         Available     Stockholders'
                                         Stock       Par Value     Earnings    Securities      For Sale         Equity

Balance, December 31, 1991            $   42,743    $     -      $ 1,190,546   $  311,172    $      -       $  1,544,461
  Net income                                 -            -          203,238          -             -            203,238
  Cash dividends, $1.36 per share            -            -          (69,100)         -             -            (69,100)
  Common stock issued under stock
    option plan                               90        2,419            -            -             -              2,509
  Common stock reacquired                 (1,161)      (2,419)       (32,890)         -             -            (36,470)
  Three-for-two stock split (Note 7)      21,377          -          (21,452)         -             -                (75)
  Increase during  year                      -            -              -         23,647           -             23,647
Balance, December 31, 1992                63,049          -        1,270,342          -             -          1,668,210
  Net income                                 -            -          195,172          -             -            195,172
  Cash dividends, $1.56 per share            -            -          (78,125)         -             -            (78,125)
  Common stock issued under stock
    option plan                              137        2,982            -            -             -              3,119
  Common stock reacquired                 (1,355)      (2,982)       (47,717)         -             -            (52,054)
  Decrease during year                       -            -              -         (3,251)          -             (3,251)
Balance, December 31, 1993                61,831          -        1,339,672      331,568           -          1,733,071
  Change in accounting principle
    effective January 1, 1994 (Note 2)       -            -              -       (331,568)      432,972          101,404
  Net income                                                         239,237          -             -            239,237
  Cash dividends, $1.72 per share            -            -          (83,357)         -             -            (83,357)
  Common stock issued under stock
    option plan                              408        7,343            -            -             -              7,751
  Common stock reacquired                 (1,675)      (7,343)       (54,420)         -             -            (63,438)
  Decrease during year                       -            -              -            -        (202,125)        (202,125)
Balance, December 31, 1994            $   60,564    $     -      $ 1,441,132   $      -      $  230,847     $  1,732,543




See Notes to Consolidated Financial Statements.

Jefferson-Pilot Corporation and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31, 1994, 1993 and 1992
Dollar Amounts in Thousands

                                                1994        1993        1992

Cash Flows From Operating Activities
  Net income                                $  239,237  $  195,172  $  203,238
  Adjustments to reconcile net income to
    cash provided by operating activities:
    Change in policy liabilities other than
     deposits                                  (15,696)     35,415       1,944
    Policy acquisition costs deferred, net     (41,117)    (17,570)    (11,535)
    Depreciation and amortization               16,222      16,929      14,724
    Deferred income taxes (benefit)              7,304      (7,980)     (6,501)
    Change in receivables and asset accruals   (10,350)    (45,063)     (6,485)
    Change in payables and expense accruals    (10,065)     19,768      12,199
    Cumulative effect of change in accounting
     principle, net                                -        24,109         -
    Realized investment gains                  (61,569)    (56,947)    (48,170)
    Other                                       (6,872)     (3,667)     (3,517)
        Net cash provided by
        operating activities                   117,094     160,166     155,897

Cash Flows From Investing Activities
  Securities available for sale:
    Sales                                      778,976         -           -
    Maturities, calls and redemptions           98,243         -           -
    Purchases                                 (817,464)        -           -
  Securities held to maturity:
    Sales                                        7,431         -           -
    Maturities, calls and redemptions          122,589         -           -
    Purchases                                 (577,121)        -           -
  Debt securities:
    Sales, maturities, calls and redemptions       -       951,899     396,613
    Purchases                                      -    (1,377,593)   (595,175)
  Equity securities:
    Sales                                          -        99,845      64,450


                                      (Continued)

Jefferson-Pilot Corporation and Subsidiaries

Years Ended December 31, 1994, 1993 and 1992
Dollar Amounts in Thousands


                                                1994        1993        1992

  Purchases                                 $      -    $  (65,246)  $ (33,322)
Repayments of mortgage loans                    71,114      63,399      35,334
Mortgage loans originated                     (173,139)    (85,678)    (59,603)
Additions to property and equipment            (16,847)    (20,620)     (7,109)
Acquisition of communications intangibles      (17,097)    (11,934)        -
Other investing activities, net                  9,399      46,379     (22,004)
     Net cash used in
     investing activities                     (513,916)   (399,549)   (220,816)

Cash Flows From Financing Activities
  Policyholder contract deposits               387,191     290,243     254,145
  Withdrawals of policyholder contract
    deposits                                  (116,602)    (87,606)    (86,294)
  Increase (decrease) in notes payable         (10,350)     39,700         -
  Proceeds from securities sold under
    repurchase agreements                      584,225         -           -
  Payments for securities sold under
    repurchase agreements                     (317,387)        -           -
  Cash dividends to stockholders               (83,357)    (78,125)    (69,100)
  Common stock transactions, net               (55,687)    (48,935)    (34,857)
     Net cash provided by
     financing activities                      388,033     115,277      63,894

     Net decrease in cash
     and cash equivalents                       (8,789)   (124,106)     (1,025)

Cash and cash equivalents, beginning            31,563     155,669     156,694

Cash and cash equivalents, ending           $   22,774  $   31,563  $  155,669



See Notes to Consolidated Financial Statements.

JEFFERSON-PILOT CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Nature of Operations and Significant Accounting Policies

Nature of operations: The Company's continuing operations are in the life insurance and communications industries. Business segment information is presented in Note 14 to the consolidated financial statements. Consolidated statements of income for 1993 and 1992 have been restated to present results of operations of the discontinued other insurance segment as discontinued operations.

Principles of consolidation: The consolidated financial statements include the accounts of Jefferson-Pilot Corporation and all of its majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

Basis of presentation: The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles. The insurance subsidiaries also submit financial statements to insurance industry regulatory authorities. Those financial statements are prepared on the basis of statutory accounting practices and are significantly different from financial statements prepared in accordance with generally accepted accounting principles.

A comparison of statutory basis net income and capital and surplus of the principal life insurance subsidiary to the amounts included in the consolidated financial statements is presented in Note 8.

Cash and cash equivalents: The Company includes with cash and cash equivalents its holdings of highly liquid investments which either mature within three months of the date of acquisition or contain an investor put option which can be exercised at par within 90-day intervals. The Company routinely maintains cash deposits with financial institutions in amounts that exceed federally-insured limits, but has not experienced any loss of principal related to such deposits.

Investments in debt and equity securities: The Company's investments in debt securities include notes, bonds, collateralized mortgage obligations, convertible and other debt instruments, and redeemable preferred stocks. Investments in equity securities include common and nonredeemable preferred stocks.

The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities" effective January 1, 1994. SFAS 115 applies to equity securities having readily determinable fair values and to debt securities. Securities under its scope must be classified for financial reporting purposes as either 1) securities held to maturity stated at amortized cost;
2) trading securities stated at fair value with unrealized gains and losses reflected in income; or 3) securities available for sale stated at fair value with net unrealized gains and losses included in a separate component of stockholders' equity, net of deferred income tax effect.

SFAS 115 establishes criteria for classifying debt securities as held to maturity or trading and requires debt securities not otherwise classified to be accounted for as available for sale. Equity securities with readily determinable fair values are required to be classified as either trading or available for sale. Individual securities classified as either held to maturity or available for sale that experience other-than-temporary declines in value to amounts less than amortized cost must be adjusted to a new cost basis, with a corresponding charge to earnings.

In connection with the adoption of SFAS 115, the Company classified debt securities that it has both the positive intent and ability to hold until maturity as held to maturity. Other debt securities and all holdings of equity securities were classified as available for sale. Prior to adopting SFAS 115, all of the Company's debt securities were stated at amortized cost less allowances for declines in value considered to be other than temporary. Debt securities classified as available for sale were adjusted to aggregate fair value as of January 1, 1994 as required by SFAS 115. Equity securities held by the parent company, which were previously stated at the lower of aggregate cost or market, were adjusted to market value. Equity securities held by the insurance subsidiaries were stated at market prior to adoption of SFAS 115 and therefore were not adjusted.

Amortization of premiums and accrual of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Realized gains and losses on dispositions of securities are determined by the specific-identification method.

Fair values of debt and equity securities have been determined using values obtained from independent pricing services and discounted cash flow techniques, as considered appropriate based on consideration of relevant investment characteristics.

Mortgage and policy loans: Mortgage loans on real estate are stated at unpaid balances, net of allowances for unrecoverable amounts. Policy loans are stated at their unpaid balances.

Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan" will be effective for the Company's 1995 consolidated financial statements. SFAS 114, as amended by SFAS 118, requires that certain impaired loans be reported at the net present value of expected future cash flows, the loan's observable market price or, for collateral dependent loans, the fair value of the underlying collateral. Adoption of SFAS 114 is not expected to have a significant effect on the consolidated financial statements for 1995.

Real estate and other investments: Real estate not acquired by foreclosure is stated at cost less accumulated depreciation. Real estate acquired by foreclosure is stated at the lower of depreciated cost or fair value minus estimated costs to sell. Real estate is depreciated principally by the straight-line method over estimated useful lives generally ranging from 30 to 40 years for buildings. Other investments are stated at equity, or the lower of cost or market, as appropriate.

Property and equipment: Property and equipment are stated at cost and depreciated principally by the straight-line method over their estimated useful lives (generally 30 to 50 years for buildings and approximately 10 years for other property and equipment).

Deferred policy acquisition costs: The costs of acquiring new business, including commissions, certain costs of underwriting and issuing policies and certain agency office expenses, all of which vary with and are primarily related to the production of new business, have been deferred.

For traditional life insurance policies, these costs are being amortized over the premium paying periods of the related contracts using the same assumptions about anticipated premium revenue that are used to compute liabilities for future policy benefits. For universal life and annuity products, these costs are amortized at a constant rate based on the present value of the estimated future gross profits to be realized over the terms of the contracts, not to exceed 25 years. Effective with the adoption of SFAS 115 as of January 1, 1994, the carrying amount of deferred policy acquisition costs is adjusted for amounts that would have been recognized if net unrealized holding gains or losses on debt securities classified as available for sale had actually been realized.

Deferred policy acquisition costs are reviewed periodically to determine that the unamortized portion does not exceed expected recoverable amounts.

Goodwill and other intangibles: Goodwill and other intangibles related to communications operations consist principally of the excess of cost over the value of identifiable net assets obtained in acquisitions of radio and television properties and electronic data services operations. Goodwill which arose in acquisitions completed after October 31, 1970 is being amortized on a straight-line basis over periods of 5 to 40 years.

The carrying amount of goodwill is regularly reviewed for indications of value impairment, with consideration given to the financial performance of acquired properties and other relevant factors.

Separate accounts: Separate accounts are assets and liabilities associated with certain contracts for which investment income and investment gains and losses accrue directly to the contract holders. The assets of the separate accounts are stated at value and are not subject to any claims which may arise out of any other business of the Company.

Recognition of revenue: Premiums on traditional life insurance products are reported as revenue when received unless received in advance of the due date. Benefits and expenses are provided against earned premium revenue in a manner which recognizes profits over the estimated lives of the insurance contracts.

Premiums on accident and health insurance are reported as earned, over the contract period. A reserve is provided for the portion of premiums written which relate to unexpired coverage terms.

Revenue from universal life-type and annuity products includes charges for the cost of insurance, for initiation and administration of the policy, and for surrender of the policy. Revenue from these products is recognized in the year assessed to the policyholder, except that any portion of an assessment which relates to services to be provided in future years is deferred and recognized over the period during which services are provided, based on the same assumptions and factors used to amortize deferred policy acquisition costs.

Future policy benefits: Liabilities for future policy benefits on traditional life and accident and health insurance are computed by the net level premium valuation method based on assumptions about future investment yield, mortality, morbidity and termination. Estimates about future circumstances are based principally on the Company's own historical experience and provide for possible unfavorable deviations.

Policyholder contract deposits: Policyholder contract deposits consist of policy values that accrue to holders of universal life-type and other interest-sensitive products. The liability is determined using the retrospective deposit method and does not include a provision for possible future assessments against policyholders.

Recognition of benefits and expenses: Benefits and expenses, other than deferred policy acquisition costs, related to traditional life and accident and health insurance products are recognized when incurred in a manner designed to match them with related premiums and spread income recognition over expected policy lives. For universal life-type and annuity products, benefits include interest credited to policyholders' accounts, which is recognized as it accrues.

Policy and contract claims: The liability for policy and contract claims consists of the estimated amount payable for claims reported but not yet settled, claims incurred during the year but reported subsequent to the date of the consolidated balance sheet, and an estimate of claims incurred but not reported which is based on the Company's historical experience adjusted for trends and circumstances. Management believes that the recorded liability is sufficient to provide for the associated claims adjustment expenses.

Casualty insurance losses payable: The liability for casualty insurance losses payable includes provisions for individual case estimates for reported losses, estimated amounts of unreported losses based on historical experience modified for current trends, and estimated expenses of investigating and settling claims.

Reinsurance balances and transactions: Reinsurance receivables include amounts related to paid benefits and claims and estimated amounts related to unpaid benefits, unpaid claims and future policy benefits that are covered by rein-surance contracts. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies.

Participating Policies: Participating life policies approximate the following percentages of ordinary life insurance in force and ordinary life insurance premium revenue as of December 31, 1994, 1993 and 1992 and for the years then ended:
                                       1994            1993            1992

Ordinary life insurance in force        12%             13%             13%

Ordinary life premium revenue           22%             23%             24%


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

Income taxes: The parent company and all of its subsidiaries file a consolidated life/nonlife federal income tax return. Deferred income taxes are recorded on the differences between the tax bases of assets and liabilities and the amounts at which they are reported in the consolidated financial statements. Recorded amounts are adjusted to reflect changes in income tax rates and other tax law provisions as they become enacted.

Net income per share of common stock: Net income per share of common stock is based on the weighted average number of common shares outstanding. The weighted average number of shares outstanding was 48,641,880 in 1994, 50,251,676 in 1993 and 50,952,147 in 1992.

Reclassifications: The Company's policy is to reclassify certain amounts reported in prior years' consolidated financial statements when necessary to conform with the classifications adopted in the current year. These reclassifications have no effect on net income or stockholders' equity of the prior years.

Note 2.   Investment Information

The effect of adopting SFAS 115 as of January 1, 1994 and the changes during 1994 in amounts affecting net unrealized gains included in the separate component of stockholders' equity, reduced by deferred income taxes, are as follows (in thousands):

                                              Net Unrealized Gains (Losses)

                                                Debt       Equity
                                             Securities  Securities    Total

Effect of adopting SFAS 115 as of January 1, 1994:
  Increase in stated amount of securities    $ 106,624   $  70,104   $ 176,728
  Reduction of deferred policy acquisition
   costs                                       (15,235)       -        (15,235)
  Increase in deferred income tax
   liabilities                                 (31,986)    (28,103)    (60,089)
  Increase in net unrealized gains
   included in stockholders' equity             59,403      42,001     101,404

Changes during year ended December 31, 1994:
  Decrease in stated amount of securities     (191,733)   (150,220)   (341,953)
  Increase in deferred policy acquisition
   costs                                        25,526        -         25,526
  Decrease in deferred income tax liabilities   52,022      62,280     114,302
  Decrease in net unrealized gains
   included in stockholders' equity            (54,782)    (45,939)   (100,721)

Net unrealized gains on equity securities
 held by insurance subsidiaries as of
 December 31, 1993                                 -       331,568     331,568

Net unrealized gains (losses) on securities
 available for sale as of December 31, 1994  $ (54,782)  $ 285,629   $ 230,847

Aggregate amortized cost, aggregate fair value (stated amount), and gross unrealized gains and losses pertaining to securities classified as available for sale as of December 31, 1994 are as follows (in thousands):

                                                       Available for Sale
                                                    Gross         Gross
                                     Amortized    Unrealized    Unrealized       Fair
                                       Cost         Gains        (Losses)        Value
U. S. Treasury obligations and
  direct obligations of U. S.
  Government agencies              $   573,529  $    8,417   $   (29,851)   $  552,095

Federal agency issued
  collateralized mortgage
  obligations                          394,855         229       (28,310)      366,774

Obligations of states and political
  subdivisions, including special
  revenue obligations                   61,927       1,271        (2,518)       60,680

Corporate obligations                  550,204       2,242       (33,758)      518,688

Corporate private-labeled
  collateralized mortgage
  obligations                           87,592       2,385        (3,001)       86,976

Redeemable preferred stocks             23,867         301        (2,516)       21,652

Subtotal, debt securities            1,691,974      14,845       (99,954)    1,606,865

Equity securities                      290,370     439,700       (12,047)      718,023

Securities available for sale     $  1,982,344  $  454,545   $  (112,001)  $ 2,324,888


Aggregate amortized cost (stated amount), aggregate fair value and gross unrealized gains and losses pertaining to debt securities classified as held to maturity as of December 31, 1994 are as follows (in thousands):

                                                      Held to Maturity
                                                      Gross        Gross
                                      Amortized     Unrealized   Unrealized      Fair
                                        Cost          Gains       (Losses)       Value
Federal agency issued
  collateralized mortgage
  obligations                       $   509,741   $      -     $   (58,027)   $   451,714
Obligations of states and political
  subdivisions, including special
  revenue obligations                    31,705          684        (1,275)        31,114
Corporate obligations                 1,398,600       13,524       (96,817)     1,315,307

Debt securities held to maturity    $ 1,940,046   $   14,208   $  (156,119)   $ 1,798,135


Aggregate amortized cost (stated amount), aggregate fair value and gross unrealized gains and losses pertaining to debt securities as of December 31, 1993 are as follows (in thousands):

                                                    Gross        Gross
                                     Amortized    Unrealized   Unrealized     Fair
                                       Cost         Gains       (Losses)      Value
U. S. Treasury obligations and
  direct obligations of U. S.
  Government agencies               $  892,959   $   73,107   $      (12)   $  966,054
Federal agency issued
  collateralized mortgage
  obligations                          373,650       15,297       (1,142)      387,805
Obligations of states and political
  subdivisions, including special
  revenue obligations                   85,267        8,653         (163)       93,757
Corporate obligations                1,596,924      121,690       (9,285)    1,709,329
Corporate private-labeled
  collateralized mortgage
  obligations                          165,260       10,879          -         176,139
Mortgage-backed pass-through
  securities                            60,617        5,110           (1)       65,726
Other debt securities                   47,201        2,192       (1,203)       48,190

Debt securities                     $3,221,878   $  236,928   $  (11,806)   $3,447,000


Aggregate amortized cost and aggregate fair value of debt securities as of December 31, 1994, according to contractual maturity date, are as indicated below (in thousands). Actual future maturities will differ from the contractual maturities shown because the issuers of certain debt securities have the right to call or prepay the amounts due the Company, with or without penalty.

                                Available for Sale        Held to Maturity
                                Amortized     Fair      Amortized      Fair
                                  Cost        Value       Cost         Value

Due in one year or less       $   34,379  $   34,896   $    -       $     -

Due after one year through
  five years                     172,489     176,963        3,913        4,060

Due after five years through
  ten years                      786,929     737,454      162,229      147,161

Due after ten years through
  twenty years                   186,947     177,070      303,632      261,240

Due after twenty years             4,916       5,079        -             -

Amounts not due at single
  maturity date                  482,447     453,751    1,470,272    1,385,674
                               1,668,107   1,585,213    1,940,046    1,798,135

Redeemable preferred stocks       23,867      21,652        -             -

                              $1,691,974  $1,606,865   $1,940,046   $1,798,135

Aggregate market value, aggregate cost and gross unrealized gains and losses pertaining to equity securities held by insurance subsidiaries, which are stated at market in the consolidated balance sheet as of December 31, 1993, are as follows (in thousands):

Aggregate market value                               $       828,786
Aggregate cost                                               321,016

Net unrealized gains                                 $       507,770
                                                     ===============

Gross unrealized gains                               $       510,024
Gross unrealized losses                                       (2,254)

Net unrealized gains, as above                       $       507,770
                                                     ===============

Increase in net unrealized gains during the year     $         2,098
                                                     ===============

Aggregate market value, aggregate cost and gross unrealized gains pertaining to equity securities held by the parent company, which are stated at cost in the consolidated balance sheets as of December 31, 1993, are as follows
(in thousands):

Aggregate market value                               $       74,758
Aggregate cost                                                4,654

Gross unrealized gains                               $       70,104
                                                     ==============

The Company's investment policy requires it to maintain a diversified, high average quality debt securities portfolio and imposes limits on holdings of lower quality securities, including those with heightened risk-reward exposure. Credit exposure is regularly monitored on an overall basis and from industry, geographic and individual issuer perspectives. Exposure limits are reduced as credit quality declines. When credit quality declines to the extent that limits are violated, the affected holdings must be promptly conformed to limits or Finance Committee approval must be sought. Current investment policy limits Jefferson-Pilot Life Insurance Company's investments in equity securities and real estate to a prescribed percentage of statutory surplus plus asset valuation reserve. Duration/cash flow characteristics of fixed income investments are compared with those of insurance liabilities to ascertain that durations are prudently managed.
Only fixed income investments back the Company's life insurance liabilities and cash flow tests are regularly performed.

While the Company's investment policy permits the use of derivative financial instruments such as futures contracts and interest rate swaps in conjunction with specific direct investments, the Company does not generally employ such instruments to alter investment or liability positions. The Company's investment policy with respect to collateralized mortgage obligations (CMOs) focuses on actively traded, less volatile issues that produce relatively stable cash flows. CMO holdings as of December 31, 1994 consist predominately of the least volatile PAC and sequential tranches of federal agency issues. During 1994, the Company liquidated its holdings of mortgage-backed pass-through securities and reinvested the proceeds into less volatile CMOs with longer durations. Due to the high quality and liquid nature of the CMO portfolio, the Company believes the impairment risks associated with these securities are no greater than those applicable to direct agency or corporate issues.

Investments in debt and equity securities include approximately 775 issuers, with only one corporate issuer representing more than one-percent of the aggregate reported amounts of these investments. Included with equity securities is common stock of NationsBank Corporation stated at value of $236.6 million (5.5%) and $256.7 million (6.3%) as of December 31, 1994 and 1993. Debt securities considered less than investment grade approximated 3.5% of the debt securities portfolio as of December 31, 1994. Debt securities with fair value approximating $16 million are on deposit with or for states in which subsidiaries conduct insurance operations.

The Company's mortgage loan portfolio is comprised primarily of conventional real estate mortgages collateralized by retail, hotel and office properties. Mortgage loan underwriting standards emphasize the credit status of a prospective borrower, quality of the underlying collateral and conservative loan-to-value relationships. Speculative lending arrangements presenting heightened risk-reward exposure comprise an insignificant percentage of the
portfolio.   About 69% of stated mortgage loan balances as of December 31,
1994 are due from borrowers in South Atlantic and East South Central states, with another 14% due from borrowers in West South Central states. Delinquent loans outstanding as of December 31, 1994 approximated $900 thousand and the Company has provided a valuation allowance of $1.7 million against the portfolio. Real estate acquired by foreclosure is carried at $8 million, net of allowances of $2 million.

The details of investment income, net of investment expenses, for the three years ended December 31, 1994 follow (in thousands):

                                              Year Ended December 31
                                         1994           1993          1992

Interest on bonds and other
 debt instruments                    $  260,130     $  243,384    $  235,234
Dividends on preferred stocks             5,050          7,409         9,769
Dividends on common stocks               28,025         26,890        26,229
Interest on mortgage loans               62,599         57,139        54,807
Interest on policy loans                 12,498         12,978        13,298
Real estate income                        9,099          9,642         8,503
Other investment income                   8,563          6,462         8,352
    Investment income of life
    insurance operations                385,964        363,904       356,192
Investment income of other companies     12,149          7,793         6,033
    Total investment income             398,113        371,697       362,225

Investment expenses                     (22,917)       (10,897)      (10,504)
    Net investment income            $  375,196     $  360,800    $  351,721


Investment expenses include salaries, taxes, interest, expenses of maintaining and operating investment real estate, real estate depreciation and other allocated costs of investment management and administration.

The details of realized investment gains (losses) for the three years ended December 31, 1994 follow (in thousands):

                                               Year  Ended December 31
                                            1994         1993         1992

Bonds and other debt instruments        $ (9,478)     $ 16,786     $  6,840
Preferred stocks                             834         1,904          931
Common stocks                             65,671        32,841       40,770
Other                                      4,399         2,703       (2,815)
Realized investment gains               $ 61,426      $ 54,234     $ 45,726

Information about proceeds and gross realized gains and losses on securities transactions during 1994 follows (in thousands):

                                               Available          Held to
                                               for Sale           Maturity

Proceeds:
  From sales                                  $   778,976       $     7,431
  From maturities, calls and redemptions           98,243           122,589

                                              $   877,219       $   130,020
                                              ===========       ===========
Gross realized:
  Gains                                       $    60,860       $     1,709
  Losses                                          (23,520)             (329)

Net realized gains                            $    37,340       $     1,380
                                              ===========       ===========

Held to maturity securities with amortized cost of $7.76 million were sold at a loss of $329 thousand during 1994 due to significant declines in the creditworthiness of the issuers. Realized gains on held to maturity securities represent call premiums. During 1994, Jefferson-Pilot Life Insurance Company transferred securities classified as available for sale to the Company's defined benefit pension plans. The transfer included debt securities with amortized cost of $48.9 million and equity securities with cost of $7.8 million. The securities transferred had an aggregate value of $75 million on the date of transfer and therefore a gain of $18.3 million was recognized. There were no significant transfers of securities between SFAS 115 classifications during 1994.

During 1993, the Company sold selected debt securities when calls or prepayments were considered likely. Proceeds from such sales represented
$109 million of the $170 million total proceeds from sales of debt securities during 1993. Most of the realized gains on debt securities in 1993, and substantially all in 1992, represent call premiums. Realized gains on debt securities for 1993 and 1992 are stated net of losses approximating $8 million and $1.2 million, respectively, related to declines in value considered other than temporary.

Note 3.  Deferred Policy Acquisition Costs

Information about deferred policy acquisition costs and their effect on income and stockholders' equity for the three years ended December 31, 1994 follows (in thousands):

                                                Year Ended December 31
                                             1994        1993         1992

Beginning balance, life
  insurance operations                     $ 272,314   $ 254,787   $ 242,406
  Policy acquisition costs deferred:
    Commissions                               43,369      27,737      24,020
    Other                                     19,306      14,873      10,118
                                              62,675      42,610      34,138
  Policy acquisition costs amortized         (22,265)    (25,083)    (21,757)

  Net deferral of policy acquisition
  costs reflected in current income           40,410      17,527      12,381
  Adjustment related to application
   of SFAS 115 reflected in stock-
   holders' equity (Note 2)                   10,291         -           -
Ending balance, life insurance operations    323,015     272,314     254,787
  Amounts related to discontinued
   property and casualty insurance
   operations                                  6,124       5,417       5,374

Ending balance, consolidated               $ 329,139   $ 277,731  $  260,161



Note 4.  Policy Liabilities Information

The liability for future life policy benefits has been determined using interest rate assumptions which vary by year of issue and range from 3% to 9.9% for participating individual ordinary life policies, remaining level for all durations. For nonparticipating policies, assumed interest rates grade uniformly over 20 to 30 years with initial rates ranging from 3% to 9.75% and ultimate rates ranging from 3% to 6%. Interest rate assumptions for weekly premium, monthly debit ordinary and group life insurance generally fall within the same ranges as those pertaining to individual ordinary life. Credited interest rates for universal life-type products approximated 6.5% during 1994 and 1993 and 7.0% during 1992. Credited rates for annuity products generally ranged from 5.0% to 6.5% during 1994, 5.0% to 6.25% during 1993 and 5.5% to 6.75% during 1992.

Assumed mortality rates are generally based on experience multiples applied to select and ultimate tables commonly used in the industry. Withdrawal assumptions for individual life insurance issued from 1948 to 1972 are based on the Company's experience and generally range between Linton's A and B tables. For business issued in 1972 and later, withdrawal rates are based on Company experience and vary by issue age, type of coverage and policy duration.

Policy and contract claims liabilities totaled $172.2 million, $177.8 million, $172.4 million and $179.8 million as of December 31, 1994, 1993, 1992 and 1991, respectively. Related reinsurance recoverables were not material. Amounts incurred for life and accident and health claims totaled $427.2 million in 1994, $412.4 million in 1993 and $430.1 million in 1992. No significant adjustments in the provision for insured events of prior fiscal years is reflected in the incurred amounts. Payments for life and accident and health claims amounted to $434.2 million in 1994, $408 million in 1993 and $435.9 million in 1992. Payments related to incurred claims of prior fiscal years approximated $100 million in 1994, $92.5 million in 1993 and $102 million in 1992.


Note 5.   Notes Payable

Notes payable consist of borrowings under unsecured bank lines of credit providing a maximum combined availability of $375 million as of December 31, 1994 at interest rates and maturities bilaterally determined at the time of an advance. Weighted average interest rates were 6.23% on borrowings outstanding as of December 31, 1994 and 4.5% on borrowings during 1994. The maximum amount outstanding during 1994 approximated $90 million ($40 million during 1993). Interest expense totaled $1.7 million on average outstanding borrowing of $37.7 million in 1994 and was not significant in 1993.


Note 6.   Securities Sold Under Repurchase Agreements

During 1994, Jefferson-Pilot Life Insurance Company sold U.S. Treasury obligations under repurchase agreements involving various counterparties. The repurchase agreements are accounted for as financing transactions and the related obligations, together with accrued interest, have been included with liabilities in the 1994 consolidated balance sheet.

As of December 31, 1994, securities carried at fair value of $266 million (amortized cost approximating $273 million) were subject to open repurchase agreements having initial maturities of 120 days and weighted average remaining maturities of 68 days. The maximum repurchase liability at any month-end during 1994 approximated the year-end balance. The weighted average interest rate on repurchase liabilities as of December 31, 1994 was 5.8%. Interest expense totaled $9.6 million on average month-end repurchase liabilities of $221 million.


Note 7.   Stockholders' Equity and Stock Option Plans

On February 10, 1992, the Company's Board of Directors authorized a three-for-two common stock split which was effected on April 15, 1992 to stockholders of record as of March 27, 1992. The split-adjusted value of all fractional shares was paid in cash. The par value of additional shares issued, which totaled $21,377,000, was reclassified from retained earnings to common stock during 1992. All share and per share information for 1992 gives retroactive effect to the stock split.

Note 7.     Stockholders' Equity and Stock Option Plans (Continued)

Changes in the number of shares outstanding during each of the three years in the period ended December 31, 1994 are as follows:

                                                    Year Ended December 31

                                            1994          1993          1992

Shares outstanding, beginning           49,464,495    50,438,907    51,291,936

Shares issued under stock option plan      326,159       109,522        78,181

Shares reacquired                       (1,339,756)   (1,083,934)     (931,210)

Shares outstanding, ending              48,450,898    49,464,495    50,438,907


In May 1989, the Company's stockholders approved a stock option plan under which 908,000 shares of common stock are reserved as of December 31, 1994. The plan is administered by the Compensation Committee of the Board of Directors (the Committee). The Committee determines the participation criteria and approves all grants of options under the plan. An option granted may be an incentive stock option or a nonstatutory stock option at the determination of the Committee. The plan also permits the Committee to grant stock appreciation rights to eligible employees. All grants of stock options and stock appreciation rights under the plan are required to be at option prices which are not less than the market value of the Company's common stock on the date of grant. The periods during which stock options and stock appreciation rights are exercisable is fixed by the Committee at the time of grant, but is not to exceed ten years from the date of the grant. The plan permits shares received upon exercise of stock options and those which are subject to an option that expires or otherwise terminates without exercise to again be subjected to option under the plan. Participants are required to pay cash, previously acquired common stock of the Company, or a combination of both equal to the full option price of the common stock received upon exercise of options.

During 1989, the Committee approved a grant of options to purchase the Company's common stock to each employee and full-time life insurance agent who met certain specified requirements. The number of options offered to individual employees and agents was determined based on current compensation. During 1992, the Committee approved a grant of options to those employees who met requirements similar to those applied in the 1989 grant and were not eligible to participate in the 1989 grant. The employees and agents who received grants in 1989 and 1992 have established stock purchase savings accounts with the Company, the proceeds of which are applied to the option price of stock acquired upon exercise of options. The Committee approved grants of options and stock appreciation rights to certain officers in 1989 and grants of options to certain officers in 1990 and each of the years
1992 through 1994.

Note 7.     Stockholders' Equity and Stock Option Plans (Continued)

During 1990, the Company's stockholders approved an amendment to the stock option plan which authorized the Committee to make grants of the Company's common stock to selected officers and to make one-time common stock grants to current and future nonemployee directors. The Committee granted certain senior officers of the Company an aggregate of 138,000 shares in 1991 and 174,000 shares in 1990. Certain of the officers' interests in the common stock granted vested over two years. Nonemployee directors were granted an aggregate of 4,500 shares in 1993, 2,250 shares in 1992 and 1991 and 24,750 shares in 1990. The grants to nonemployee directors vest over two years. Compensation expense related to common stock grants approximated $1,165,000 in 1992.

Summarized information about outstanding stock options, exercisable options and shares available for grant under the stock option plan is as follows:

                                 Option Price    Outstanding     Exercisable     Available
                                   Per Share       Options         Options         Shares
Balances, January 1, 1992       $22.92 - $28.50     539,064         220,701       840,549
  Options granted               $39.25 - $40.25     119,820             -        (119,820)
  Shares granted                       -                -               -          (2,250)
  Options becoming exercisable  $22.92 - $40.25         -            50,438           -
  Options exercised             $22.92 - $25.17     (71,630)        (71,630)        9,637
  Options terminated            $22.92 - $40.25     (28,524)           (750)       28,524
Balances, December 31, 1992     $22.92 - $40.25     558,730         198,759       756,640
  Options granted               $48.25 - $56.00      95,000             -         (95,000)
  Shares granted                       -                -               -          (4,500)
  Options becoming exercisable  $22.92 - $56.00         -           119,299           -
  Options exercised             $22.92 - $40.25    (105,022)       (105,022)       18,134
  Options terminated            $22.92 - $40.25     (28,521)            -          28,521
Balances, December 31, 1993     $22.92 - $56.00     520,187         213,036       703,795
  Options granted               $45.13 - $52.13     129,000             -        (129,000)
  Options becoming exercisable  $22.92 - $45.13         -           329,659           -
  Options exercised             $22.92 - $40.25    (326,159)       (326,159)       10,416
  Options terminated            $22.92 - $40.25     (13,841)            -          13,841
Balances, December 31, 1994     $25.67 - $56.00     309,187         216,536       599,052

Of the options that are not yet exercisable, 23,666 become exercisable in 1995 and 1996 at $45.13, and 44,667 become exercisable in 1997 at $40.25.
Earlier exercise is permitted only in the event of termination of employment due to death, disability or retirement. Stock appreciation rights granted in 1989 were exercised during 1992, resulting in the issuance of 4,300 shares of common stock.

Note 8.   Statutory Reporting Information

Net income and stockholder's equity (statutory capital and surplus) of Jefferson-Pilot Life Insurance Company on the basis of accounting practices prescribed by regulatory authorities and on the basis of generally accepted accounting principles included in the consolidated financial statements follow (in thousands):

                                                      Statutory Reporting
                                                   1994       1993       1992
Net income for the year ended December 31       $ 158,298  $ 138,893  $ 157,753

Statutory capital and surplus at December 31    $ 971,553  $ 945,157  $ 926,537


                                       Generally Accepted Accounting Principles
                                                1994       1993        1992
Net income for the year ended December 31   $  194,502  $   64,199  $  187,972

Stockholder's equity at December 31         $1,429,541  $1,435,098  $1,368,818

The General Statutes of North Carolina contain certain limitations affecting the amount of dividends that insurance companies may pay without first obtain-ing the approval of the State's Insurance Commissioner. Jefferson-Pilot Life Insurance Company has approximately $97 million available for distribution to the parent company during 1995 without obtaining approval. The Company believes that statutory dividend limitations present no practical restrictions on its future dividend payment plans.

Risk-based capital (RBC) requirements promulgated by the National Association of Insurance Commissioners became effective for life insurance companies in 1993. RBC requires life insurers to maintain minimum capitalization levels that are determined based on formulas incorporating credit risk pertaining to its investments, insurance risk, interest rate risk and general business risk. As of December 31, 1994, the Company's adjusted capital and surplus substantially exceeded its authorized control level RBC. The Company does not expect RBC requirements to present practical restrictions on the ability of Jefferson-Pilot Life Insurance Company to pay dividends to the parent company.

Note 9.   Stockholders' Rights Plan

Under a stockholders' rights plan established in 1988 (the plan), the Company's Board of Directors declared a dividend of one common share purchase right for each outstanding share of the Company's common stock. The plan was amended and restated during 1994. Under the amended and restated plan, the rights detach and become exercisable ten days after a person or group publicly announces the acquisition of 15% or more of the Company's common stock, or ten business days after a person or group announces an offer which, if consummated, would result in the offeror owning 15% or more of the common stock. In the event that a person or group inadvertently exceeds the 15% threshold and promptly reduces its holdings to less than 15% of the common stock, the Board of Directors is authorized to exempt such an occurrence from triggering the plan's provisions. If and when the rights become exercisable, a holder would be entitled to purchase from the Company one share of common stock for each right held at a price of $185 per share.
The exercise price, number of shares covered by each right and number of rights outstanding are subject to adjustment upon the occurrence of certain events described in the amended and restated plan.

If the Company is acquired in a merger or other business combination, or 50% or more of its consolidated assets or earning power are sold, the rights entitle a holder (other than the acquiring person or group) to buy, at the exercise price, stock of the acquiring company having a market value of twice the exercise price. In the event that any person or group acquires 15% or more of the Company's common stock, a holder (other than the acquiring person or group) will be entitled to purchase for each right held a number of additional shares of the Company's common stock having a market value of twice the exercise price. Following an acquisition by any person or group of 15% or more of the Company's common stock, but only prior to the acquisition by a person or group of a 50% stake in the common stock, the Board of Directors may also authorize the exchange of one share of the Company's common stock for each right held by holders other than the acquiring person or group.

The rights expire on November 7, 2004 and are redeemable upon action by the Board of Directors at a price of $.01 per right at any time before they become exercisable.


Note 10.   Income Taxes

Income taxes as reported in the consolidated statements of income are comprised of the following components (in thousands):

                                               Years Ended December 31
                                           1994          1993          1992

Current expense                       $  109,794    $  108,738    $   86,324
Deferred expense (benefit)                 7,913        (7,841)       (5,560)

Income taxes                          $  117,707    $  100,897    $   80,764
                                      ==========    ==========    ==========

A reconciliation of the federal income tax rate to the Company's effective tax rate for each year follows:

                                 Percent of Income From Continuing Operations
                                      Before Income Taxes as Reported in
                                      Consolidated Statements of Income

                                          1994         1993         1992

Federal income tax rate                   35.0 %       35.0 %       34.0 %
Reconciling items:
  Tax exempt interest and
    dividends received deduction          (1.9)        (2.3)        (2.8)
  Recoveries and reductions of
    amounts provided for prior
    years' tax assessments                  -          (0.5)        (2.4)
  Other increases, net                     0.8          0.3          0.5
Effective income tax rates                33.9 %       32.5 %       29.3 %

The tax effects of temporary differences that result in significant deferred tax assets and deferred tax liabilities are as follows (in thousands):

                                                          December 31
                                                      1994            1993
Deferred tax assets:
  Policy liabilities                              $  101,534      $   90,237
  Capitalization of acquisition costs
   for income tax purposes,
   net of amortization                                20,353          15,817
  Obligation for postretirement
   benefits other than pensions                       12,021          13,634
       Total deferred tax assets                     133,908         119,688

Deferred tax liabilities:
  Net unrealized gains on securities
   available for sale                                121,989             -
  Net unrealized gains on equity securities              -           176,202
  Deferral of policy acquisition costs for
   financial reporting purposes, net of
   amortization                                      111,656          97,320
  Other basis adjustments, including depreciation     22,516          15,328
       Total deferred tax liabilities                256,161         288,850
Net deferred tax liabilities included
  in consolidated balance sheets                  $ (122,253)     $ (169,162)
                                                  ==========      ==========

Federal income tax returns for all years through 1990 have been examined by the Internal Revenue Service and are closed. Settlements and other resolutions during 1993 and 1992 resulted in the recovery of taxes and interest previously paid for years through 1987 and reductions of amounts provided for potential assessments involving subsequent years. In the opinion of management, recorded income tax liabilities adequately provide for all remaining open years.

Under prior federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus". The Company has approximately $91 million of untaxed "Policyholders' Surplus" on which no payment of federal income taxes will be required unless it is distributed as a dividend, or under other specified conditions. The Company does not believe that any significant portion of the account will be taxed in the foreseeable future and no related deferred tax liability has been recog-nized. If the entire balance of the account became taxable under the current federal rate the tax would approximate $32 million.


Note 11.   Retirement Benefit Plans

The Company and its subsidiaries have defined benefit pension plans covering substantially all employees and full-time life insurance agents. The plans are noncontributory and are funded through group annuity contracts with Jefferson-Pilot Life Insurance Company. The plans provide benefits based on annual compensation and years of service. The funding policy is to contribute annually no more than the maximum amount deductible for federal income tax purposes. The assets of the plans are those of the related contracts, approximately $105 million of which are on deposit in the general accounts of Jefferson-Pilot Life Insurance Company as of December 31, 1994. Plan assets approximating $127 million are held in separate accounts established by Jefferson-Pilot Life Insurance Company in 1994 by the transfer of cash and debt and equity securities.

The components of pension expense were as follows (in thousands):

                                                    Year Ended December 31
                                                   1994      1993       1992

Service cost, benefits earned during the year   $  6,320  $  7,259  $   5,779
Interest cost on projected benefit obligation     12,557    11,414     11,098
Actual return on plan assets                     (13,135)  (11,235)   (11,940)
Net amortization and deferral                     (3,697)   (4,947)    (2,505)

Pension expense                                 $  2,045  $  2,491  $   2,432
                                                ========  ========  =========

The following table sets forth the funded status of the plans and amounts recognized in the consolidated balance sheets (in thousands):

                                                          December 31
                                                      1994          1993
Actuarial present value of benefit obligation:
  Vested benefit obligation                       $  186,405    $  196,066
                                                  ==========    ==========
  Accumulated benefit obligation                  $  188,681    $  199,363
                                                  ==========    ==========

  Projected benefit obligation                    $  207,403    $  219,236

Plan assets at fair value                            231,943       226,828
Plan assets in excess of projected
  benefit obligation                                  24,540         7,592
    Unrecognized net gain                            (17,836)       (1,295)
    Unrecognized net asset                           (20,984)      (23,173)
    Unrecognized prior service cost                   10,176        10,738

Accrued pension cost                              $   (4,104)   $   (6,138)
                                                  ==========    ==========

Certain assumptions used in determining the funded status of the plans were as follows:

                                                     1994     1993     1992
Discount rate                                        7.75%    6.50%    6.90%

Expected long-term rate of return on plan assets     8.00%    8.00%    7.20%

Rate of increase in compensation levels              5.75%    4.25%    4.00%


Benefits provided to retirees by annuity contracts issued by Jefferson-Pilot Life Insurance Company approximated $11.2 million in 1994, $10.0 million in 1993 and $8.8 million in 1992.

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

Prior to 1993, the cost of providing postretirement health care and life insurance benefits was recognized in the year paid. The cost of postretirement health care and life insurance benefits paid and expensed in 1992 approximated $1.5 million. During 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions". SFAS 106 requires accrual of the cost of providing postretirement benefits during the employees' active service periods and covers all postretirement benefits other than pensions that an employer expects to provide to current and former employees. The Company elected to immediately recognize the accumulated obligation for postretirement benefits under SFAS 106, which represents the actuarial present value of future benefits attributable to the service of eligible employees to January 1, 1993. Accordingly, the consolidated statement of income for 1993 includes a charge of $24,109,000, representing initial recognition of the accumulated benefit obligation of $37,035,000, net of deferred tax benefit of $12,926,000.

The components of nonpension postretirement benefits expense for 1994 and 1993 were as follows (in thousands):

                                      Health Care        Life Insurance
                                        Benefits            Benefits
                                     1994      1993      1994      1993

Service cost, benefits earned
  during the year                 $   433   $   492   $   320   $   402
Interest cost on accumulated
  benefit obligation                  892     1,314       789       890
Actual return on plan assets          (57)       -        (72)       -
Net amortization and deferral      (1,023)     (768)     (293)     (173)
Nonpension benefits expense       $   245   $ 1,038   $   744   $ 1,119
                                  =======   =======   =======   =======

The following table sets forth the funded status of the Company's post-retirement health care and life insurance plans as of December 31, 1994 and 1993 (in thousands):

                                          Health Care      Life Insurance
                                           Benefits           Benefits
                                        1994      1993      1994     1993

Plan assets at fair value            $  1,557  $    810  $  2,053  $  1,035
Accumulated postretirement
  benefit obligation:
  Retirees and surviving spouses        8,656     9,777     7,465     8,254
  Fully eligible active participants      650       952     1,055     1,462
  Other active participants             2,851     2,584     1,720     1,902
                                       12,157    13,313    10,240    11,618

Accumulated  postretirement
  benefit obligation in excess
  of plan assets                      (10,600)  (12,503)   (8,187)  (10,583)
    Unrecognized negative prior
    service cost                       (9,696)  (10,719)   (3,403)   (3,765)

    Unrecognized net (gain) loss       (2,061)     (547)      240     1,990
Accrued postretirement
  benefit cost                       $(22,357) $(23,769) $(11,350) $(12,358)
                                     ========  ========  ========  ========

Accumulated postretirement benefit obligations were computed using assumed discount rates of 8% as of December 31, 1994, 7% as of December 31, 1993 and 8.5% as of January 1, 1993. The expected long-term rate of return on plan assets was 9% as of December 31, 1994 and 7% as of December 31, 1993.

Effective April 1, 1993, the Company changed the eligibility criteria of its postretirement health care and life insurance plans to require employees and qualifying agents to complete 15 years of service after the age of 45 to be eligible for these benefits. Employees and agents hired before January 1, 1994, who were age 50 or older when hired, will be permitted to quality for these benefits at age 65 with 10 years of service. Effective January 1, 1994 the Company changed its postretirement health care plan to limit annual benefit increases to a maximum rate of 4%. Since future health care cost trend rates in excess of 4% have been assumed in determining the accumulated postretirement benefit obligation as of December 31, 1994, future health care cost increases exceeding 4% per year will have no effect on the Company's obligation. The preceding changes resulted in the establishment of negative prior service cost during 1993, which is being amortized on a straight-line basis over the average remaining period of service to full eligibility of active employees who are not fully eligible.

Note 12.   Reinsurance

The Company generally reinsures with other insurance companies the portion of an individual life insurance risk that exceeds $1,000,000, with an additional $250,000 for accidental death benefits. The Company also attempts to reduce its exposure to losses that may result from unfavorable events or circumstances by reinsuring certain levels and types of life and accident and health risks underwritten. The Company assumes portions of life and accident and health risks underwritten by certain other insurers on a limited basis, but amounts related to assumed reinsurance are not material to the consolidated financial statements.

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

Aggregate receivables related to life and accident and health reinsurance contracts totaled $20.1 million and $17.5 million as of December 31, 1994 and 1993. Premiums ceded under these contracts totaled $15 million in 1994, $18 million in 1993 and $15 million in 1992. Reinsurance recoveries related to incurred losses totaled $13.9 million in 1994, $9.2 million in 1993 and $5.5 million in 1992.

Individual term life insurance approximating $1.9 billion, $1.5 billion and $1.5 billion, and group insurance approximating $850 million, $700 million and $500 million was ceded to other companies as of December 31, 1994, 1993, and 1992, respectively. Life insurance ceded represented 6.1%, 5.3% and 4.8% of life insurance in force as of December 31, 1994, 1993, and 1992, respectively, and 4.1%, 4.1% and 3.3% of life insurance premium revenue for the years then ended. Accident and health insurance ceded represented 1.4%, 2.3% and 2.0% of related premium revenue for the years ended December 31, 1994, 1993 and 1992, respectively.

The Company also used reinsurance in management of the risks associated with its discontinued property and casualty insurance operations. Aggregate receivables related to property and casualty reinsurance contracts totaled $9.9 million and $8.3 million as of December 31, 1994 and 1993. Gross property and casualty premiums earned exceeded net premium revenue by approx-imately $9 million in 1994, $7 million in 1993 and $5 million in 1992, with the effect on written premiums approximating that on earned premiums. Reinsurance recoveries on incurred property and casualty losses totaled
$6.5 million in 1994, $7.6 million in 1993 and $2.7 million in 1992.

Note 13.   Condensed Separate Company Financial Information

Condensed balance sheets, statements of income and cash flow information of Jefferson-Pilot Corporation (parent company only) are presented below
(in thousands):

                         CONDENSED BALANCE SHEETS
                                                          December 31
                                                    1994            1993

Assets:
  Cash and short-term investments              $     1,864     $     3,075
  Debt securities available for sale,
   at fair value (amortized cost $151,126)         135,952             -
  Debt securities, at amortized cost
   (fair value $139,000)                               -           140,661
  Equity securities available for sale,
   at market value (cost $10,210)                   52,094             -
  Equity securities, at cost
   (market value $74,758)                              -             4,654
  Investment in continuing subsidiaries,
    at equity                                    1,522,393       1,512,263
  Investment in discontinued subsidiaries,
    at equity                                       65,040          93,998
  Other investments                                  1,981           1,626
    Total cash and investments                   1,779,324       1,756,277
  Due from subsidiaries                              8,480          38,374
  Other assets                                      11,276          11,649
                                               $ 1,799,080     $ 1,806,300
                                               ===========     ===========

Liabilities and Stockholders' Equity:

  Notes payable                                $    29,350     $    39,700
  Other liabilities                                 37,187          33,529
  Stockholders' equity                           1,732,543       1,733,071
                                               $ 1,799,080     $ 1,806,300
                                               ===========     ===========

                       CONDENSED STATEMENTS OF INCOME

                                            Year Ended December 31
                                       1994          1993           1992

Revenue, principally dividends
  from subsidiaries               $  159,824     $  121,343     $   133,955
Expenses, principally general
  and administrative                  11,183         11,513          17,470
                                     148,641        109,830         116,485

Income taxes (benefit)                 7,518          1,453          (5,492)
                                     141,123        108,377         121,977

Equity in undistributed net
  income of subsidiaries              98,114         86,795          81,261

Net income                        $  239,237      $ 195,172      $  203,238
                                  ==========      =========      ==========

The parent company's principal source of cash during all years presented was dividends from subsidiaries. Its principal uses of cash during those years included investment acquisitions, payment of cash dividends to stockholders and purchases of its common stock in the open market. The parent company's stockholders' equity as of December 31, 1994 includes $1.318 billion of equity in undistributed net income of subsidiaries ($1.22 billion as of December 31, 1993) and $215 million of equity in net unrealized gains on subsidiaries' securities available for sale, after deferred income tax effect.

The only significant subsidiaries that do not engage in insurance operations are Jefferson-Pilot Communications Company (JPCC) and Jefferson-Pilot Data Services, Inc. (JPDS). JPCC is engaged in radio, television and media services operations. JPDS is a provider of data processing services to the media industry. Combined condensed financial statements of JPCC and JPDS are presented below (in thousands):

                      COMBINED CONDENSED BALANCE SHEETS
                                                         December 31
                                                     1994           1993
Assets:
  Cash and cash equivalents                     $    9,647     $    6,814
  Receivables                                       35,325         33,539
  Property and equipment, net                       45,591         41,696
  Goodwill and other assets                         58,115         43,353

                                                $  148,678     $  125,402
                                                ==========     ==========
Liabilities and Stockholder's Equity:
  Trade obligations                             $   35,693     $   32,965
  Debt obligations to affiliate                     25,405         17,835
  Income taxes                                       4,209          5,217
  Total liabilities                                 65,307         56,017
  Stockholder's equity                              83,371         69,385

                                                $  148,678     $  125,402
                                                ==========     ==========

                     COMBINED CONDENSED STATEMENTS OF INCOME

                                                 Year Ended December 31

                                               1994        1993        1992

Revenue                                    $  172,501  $  144,961  $  129,734
Expenses                                      136,269     117,379     105,472

                                               36,232      27,582      24,262
Income taxes                                   14,246      10,247      10,093
    Income before cumulative effect of
    change in accounting principle             21,986      17,335      14,169

Cumulative effect of change in accounting
  principle applicable to postretirement
  benefits other than pensions, net of
  income tax benefit                              -        (3,653)        -

     Net income                            $   21,986  $   13,682  $   14,169
                                           ==========  ==========  ==========

Net cash provided by operating activities approximated $31.6 million in 1994, $21 million in 1993 and $21 million in 1992. Net cash of $28.3 million in 1994, $29 million in 1993 and $4 million in 1992 was used in investing activities. Investing activities in 1994 and 1993 reflect acquisitions of broadcast properties by JPCC. Other investing activities during the three years consisted primarily of the purchase of property and equipment and related expenditures. Net cash used in financing activities approximated $0.5 million in 1994 and $13.5 million in 1992. Net cash approximating
$4 million was provided by financing activities in 1993. In connection with its acquisitions of broadcast properties, JPCC obtained term financing from Jefferson-Pilot Life Insurance Company in amounts totaling $10 million in 1994 and $16.6 million in 1993. Repayments to Jefferson-Pilot Life
Insurance Company approximated $2.5 million in 1994 and $3.5 million in 1993 and 1992. JPCC and JPDS paid cash dividends to the parent company totaling $8 million in 1994, $5 million in 1993 and $10 million in 1992.
JPDS redeemed preferred stock from the parent company in 1993 at a cost of $4.2 million.

Note 14.   Segment Information

The Company's continuing operations are conducted principally through the following business segments:

Life insurance - Life insurance operations include individual and group life insurance, annuity and accident and health policies.

Communications - Communications operations consist principally of radio and television broadcasting, televised sports program production and electronic data processing services.

Information about each major operating segment for 1994, 1993 and 1992 follows (in thousands). Amounts related to the Company's discontinued insurance operations are not included in segment information pertaining to results of operations. All operations which do not constitute report-able business segments have been combined with consolidating adjustments and realized investment gains in the lines described as "Other, net".

                                         1994           1993           1992
Revenue
  Life insurance                    $  1,025,672   $    986,971   $    965,862
  Communications                         172,501        144,961        129,734
  Other, net                              70,637         60,517         50,382
Consolidated                        $  1,268,810   $  1,192,449   $  1,145,978

Income from continuing operations
 before income taxes and cumulative
 effect of change in accounting
 principle
  Life insurance                    $    250,189   $    232,961   $    217,635
  Communications                          36,232         27,582         24,262
  Other, net                              61,182         49,915         33,465
Consolidated                        $    347,603   $    310,458   $    275,362

Identifiable assets at December 31
  Life insurance                    $  5,654,372   $  5,194,478   $  4,831,189
  Communications                         148,678        125,402         99,938
  Discontinued operations                146,444        175,670        165,959
  Other, net                             190,842        145,071        159,676
Consolidated                        $  6,140,336   $  5,640,621   $  5,256,762

Depreciation and amortization
  Life insurance                    $      5,811   $      5,940   $      6,055
  Communications                          10,139         10,757          8,303
  Other, net                                  88             54            172
Consolidated                        $     16,038   $     16,751   $     14,530

The cumulative effect of the 1993 change in accounting principle applicable to postretirement benefits other than pensions approximated $37 million on a pretax basis and related primarily to the life insurance segment ($30 million) and the communications segment ($6 million). Additions to property and equipment approximated $17 million in 1994, $21 million in 1993 and $7 million in 1992. Included in the preceding amounts are additions related to the communications industry segment totaling $13.6 million, $17.6 million and $4.7 million in 1994, 1993 and 1992, respectively. Other additions to property and equipment related primarily to the life insurance segment. Expenditures for goodwill and other intangibles by the communications segment totaled
$17.1 million in 1994 and $11.9 million in 1993 and resulted from acquisitions of broadcast properties.


Note 15.   Disclosures About Fair Value of Financial Instruments

The fair values of cash, cash equivalents, short-term investments and balances due on account from agents, reinsurers and others approximate their carrying amounts as reflected in the consolidated balance sheets due to their short-term availability or maturity.

The fair values of debt and equity securities have been determined using values supplied by independent pricing services and discounted cash flow techniques and are disclosed together with carrying amounts in Note 2.

The fair value of the mortgage loan portfolio, carried at $680.6 million and $583.6 million as of December 31, 1994 and 1993, has been estimated by discounting expected future cash flows using the interest rate currently offered for similar loans. The estimated fair value of mortgage loans approximated $698 million and $645 million as of December 31, 1994 and 1993.

The fair value of policy loans outstanding as of December 31, 1994, carried at $206.4 million, has been estimated as approximately $190 million, using a current risk-free interest rate applied to expected future loan repayments projected based on historical repayment patterns. As of December 31, 1993, the fair value of policy loans approximated their carrying amount of $214.6 million since the average interest rate of outstanding loans was approximately equal to the current interest rate on that date.

Annuity contracts issued by the Company do not generally have defined maturities. Fair values of the Company's liabilities under annuity contracts, the carrying amounts of which are included with policyholder contract deposits in the consolidated balance sheets, are estimated to equal the cash surrender values of the underlying contracts. The stated amount and estimated fair value of the Company's liability under annuity contracts in the accumulation phase totaled $1.081 billion and $1.039 billion as of December 31, 1994
($887 million and $853 million as of December 31, 1993).

The fair values of dividend accumulations, experience-rated refund liabilities and other policyholder funds on deposit approximate their aggregate carrying amount of $202 million and $197 million as of December 31, 1994 and 1993 since they are either subject to current withdrawal or are of a relatively short-term nature. The estimated fair value of liabilities under supplementary contracts not involving life contingencies, which are combined with dividend accumula-tions and other policyholder funds on deposit, are estimated to approximate carrying amount of $22 million in 1994 and $23 million in 1993.

The fair values of notes payable approximate their carrying amounts of $29.35 million and $39.7 million as of December 31, 1994 and 1993 due to their short-term nature and interest rates approximating those currently available. Similarly, the fair value of the liability for securities sold under repurchase agreements approximates its carrying amount of $266.8 million, which includes accrued interest, as of December 31, 1994.

The fair value of outstanding commitments to fund mortgage loans and to acquire debt securities in private placement transactions as of December 31, 1994, which are not reflected in the consolidated balance sheet, approximates the $65 million aggregate amount of the commitments.


Note 16.Discontinued Operations

Discontinued operations include the property and casualty and title insurance subsidiaries which formerly comprised the Company's other insurance business segment.

On December 30, 1994, Jefferson-Pilot Title Insurance Company (JPT) entered into a reinsurance agreement with First American Title Insurance Company (First American) under which JPT ceded to First American its obligations and liabilities on all policies issued through that date. After the reinsurance agreement became effective, substantially all of JPT's cash and investments were transferred to the parent company and the parent company then sold 100% of JPT's common stock to First American for cash and a note totaling approximately $1.3 million. No material gain was realized on the transactions which resulted in the disposition of JPT.

On December 23, 1994, the Company signed a definitive agreement to sell 100% of the common stock of Jefferson-Pilot Fire & Casualty Company (JPF&C) to Southern Guaranty Insurance Company, a subsidiary of Winterthur U.S. Holdings. The proposed transaction is subject to regulatory approval, but is expected to close during the first half of 1995. The Company expects JPF&C to transfer a substantial amount of its investments to the parent company immediately before the closing. The amounts to be transferred are subject to adjustment based on statutory surplus as of the closing date. A gain is expected to result from the subsequent stock sale.

Financial information relative to discontinued operations follows (in thousands). Asset and liability information as of December 31, 1994 relates entirely to JPF&C.

                                                       December 31
                                                   1994            1993
Assets
  Cash and cash equivalents                    $   2,857        $  4,652

  Investments available for sale                 108,870         140,190

  Receivables and other                           34,717          30,943

                                                 146,444         175,785
Liabilities
  Losses payable                                  42,595          38,131

  Unearned premiums                               28,104          24,662

  Deferred income taxes and other                 10,705          18,994

                                                  81,404          81,787

Net assets                                     $  65,040        $ 93,998
                                               =========        ========

                                             Year Ended December 31
                                        1994           1993          1992

Revenue                              $ 64,862       $ 54,175      $ 56,351

Income, net of tax before
 cumulative effect of change
 in accounting principle                9,341          9,720         8,640

Cumulative effect of change in
 accounting principle, net of
 tax benefit                              -              510           -

Net income                              9,341          9,210         8,640

Dividends to parent company            25,331          6,100         1,500

Aggregate income taxes reflected
 in net income                          1,603          1,590         1,624


Note 17.   Commitments and Contingent Liabilities

The Company routinely enters into commitments to extend credit in the form of mortgage loans and to purchase certain debt instruments for its investment portfolio in private placement transactions. All such commitments outstanding at December 31, 1994 were in the normal course of the Company's investment activities and pertained to future investments which are similar in nature to those it currently holds.

The Company leases electronic data processing equipment and field office space under noncancelable operating lease agreements. The lease terms generally range from three to five years. Annual rent expense approximated
$6 million in 1994 and $8 million in 1993 and 1992. Future rental commitments are expected to be consistent with current year amounts.

The Company is involved in certain litigation which arose out of the normal course of its business. The Company's practice is to vigorously defend itself against claims brought by other parties through the efforts of its internal legal department and outside counsel. Based on consultation with the Company's legal advisers, management is of the opinion that adequate provision has been made for all such matters which are likely to result in the incurrence of a loss, and that resolution of other pending litigation will not have a material adverse effect on the Company's financial condition.

The Kentucky Insurance Commissioner submitted to the Circuit Court of Franklin County, Kentucky a proposed plan of rehabilitation for Kentucky Central Life Insurance Company, which was seized in February 1993. Under the proposed plan, Jefferson-Pilot Life Insurance Company would assume most of Kentucky Central's life insurance and annuity business. Kentucky Central reported statutory basis life insurance reserves and deposit liabilities totaling approximately
$1 billion as of December 31, 1993. On August 18, 1994, the Circuit Court entered a final but appealable order that approved the plan. The Circuit Court's order was subsequently appealed by Kentucky Central's stockholders.
The outcome of the proposed plan is dependent upon resolution of the appeal of the Circuit Court's order.


Note 18.   Supplemental Cash Flow Information

Cash payments for interest on financing arrangements totaled $9,140,000 in 1994 and $90,000 in 1993. Cash payments for income taxes totaled $127 million, $114 million and $95 million in 1994, 1993 and 1992, respectively.


Note 19.   Subsequent Event

On February 14, 1995, substantially all of the assets and the media services operations of Jefferson-Pilot Data Services, Inc. (JPDS) were sold. Aggregate consideration, which is subject to adjustment based on a determination of working capital as of the closing date, is expected to approximate $33 million. The Company expects to realize an after-tax gain approximating $11.5 million as a result of the sale. Net income of JPDS amounting to $2,625,000 in 1994, $2,010,000 in 1993 and $2,505,000 in 1992 is included in the consolidated statements of income. Net income of JPDS for 1993 reflects a net-of-tax charge of $575,000 resulting from the adoption of SFAS 106 (see Note 11).